SECOND SUPPLEMENT TO PROSPECTUS
                             DATED JANUARY 26, 2001

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing business as: SAMARITAN PHARMACEUTICALS)

                     Up to 11,825,000 Shares of Common Stock

      Attached hereto and hereby made part of the prospectus is: (1) the company's Annual Report on Form 10-KSB for the year ended December 31, 2000, as filed with the U.S. Securities and Exchange Commission on April 3, 2001, and (2) the company's Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934, as filed with the U.S. Securities and Exchange Commission on April 3, 2001. Prospective investor in our common stock should carefully read each of these documents and the related financial information prior to making any investment decision.

                           --------------------------

      You should only rely on the information provided in the prospectus, this prospectus supplement or any additional supplement. We have not authorized anyone else to provide you with different information. The common stock is not being offered in any state where the offer is not permitted. You should not assume that the information in the prospectus or this prospectus supplement or any additional supplement is accurate as of any date other than the date on the front of those documents.

                           --------------------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

                           --------------------------

            The date of this Prospectus Supplement is April 3 , 2001

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-KSB

|X| ANNUAL REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2000.

|_| TRANSITIONAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____to______

                         Commission file number 0-26775

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)
                 (Name of small business issuer in its charter)

         Nevada                                           88-038402
(State or other jurisdiction of                (I.R.S. Employer Identification
incorporation or organization)                 Number)

101 Convention Center Drive, Suite 310, Las Vegas, Nevada          89109
       (Address of Principal Executive Offices)                  (Zip Code)

Issuer's telephone number (702) 735-7001

        Securities to be Registered Pursuant to Section 12(b) of the Act:

Title of each class                    Name of each exchange on which registered
      NONE                                               NONE

      Securities Registered Pursuant to Section 12(g) of the Exchange Act:

                     Common Stock, $.001 par value per share
                                (Title of class)

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes |X| No |_|

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. |_|

The issuer's revenues for its most recent fiscal year (December 31, 2000 ) are $-0-.

The aggregate market value of the issued voting and non-voting common equity held by non-affiliates computed by reference to the average bid and asked price of such common stock, as of March 26, 2001, was approximately $9,000,000. The number of shares of the Common Stock issued as of March 28, 2001, is 23,402,794.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)

                                   FORM 10-KSB
                    ANNUAL REPORT UNDER SECTION 13 OR 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                Table of Contents

                                   Part I                                   Page

Item 1.  Description of Business............................................   3

Item 2.  Description of Property............................................   8

Item 3.  Legal Proceedings..................................................   8

Item 4.  Submission of Matters to a Vote of Security Holders................   9

                                     Part II

Item 5.  Market For Common Equity and Related Stockholder Matters...........   9

Item 6.  Management's Discussion and Analysis
            or Plan of Operation............................................  10

Item 7.  Financial Statements...............................................  12

Item 8.  Changes in and Disagreements with Accountants on Accounting and
            Financial Disclosures...........................................  12

                                    Part III

Item 9.  Directors, Executive Officers, Promoters and Control Persons;
            Compliance With Section 16(a) of the Exchange Act...............  12

Item 10.  Executive Compensation............................................  14

Item 11.  Security Ownership of Certain Beneficial
            Owners and Management..........................................  15

Item 12.  Certain Relationships and Related Transactions....................  16

Item 13.  Exhibits and Reports on Form 8-K..................................  17

             Signatures.....................................................  18

                                     PART I

Item 1. Description of Business

The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC and the address of that site is http://www.sec.gov. Our Internet address is www.samaritanpharmaceuticals.com.

History and Development of the Company

The Company was originally incorporated in the State of Nevada on March 26, 1996. On October 21, 1997, we entered into an agreement to acquire up to 100% but no less than 86% of the issued and outstanding shares of Steroidogenesis Inhibitors, Inc., a Nevada corporation ("SI, Inc."). In connection with the agreement, the Company issued an additional 4,497,000 restricted shares to effect a share exchange with the shareholders of Steroidogenesis Inhibitors, Inc. and acquired 88.51% of the common stock of SI, Inc.

The Company changed its name to Steroidogenesis Inhibitors International ("SII") on November 6, 1997, and control of the Company changed as the result of the reorganization, issuance of shares and the appointment of new officers and directors of the Company. The Company then focused its plan of operations on the business of developing a new class of pharmaceuticals described below.

We are focused on being a biopharmaceutical scientific incubator, developing therapeutic drugs primarily for the treatment of high cortisol related diseases. The Company's lead proprietary drug ANTICORT(TM) is the subject of FDA Phase Ib/IIa clinical trial for indications in HIV. The Company is also exploring the efficacy of ANTICORT(TM) as an effective treatment for other high cortisol related diseases such as Alzheimer's, Parkinson's, and Cancer. Our hope, with no guarantee of success, is to "incubate" pharmaceutical drugs, both proprietary and non-proprietary, through development by purchase, license, research arrangements, or other means. The Company has entered into a license agreement with a Canadian company, Steroidogenesis Inhibitors Canada, Inc (SI Canada.) This agreement is the subject of litigation between the parties. See, "Legal Proceedings."

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for ANTICORT(TM) discussed below.

The Company is a researcher and developer of pharmaceuticals for the treatment of diseases where elevated levels of the stress hormone cortisol plays a significant role in the immune system. The Company has developed the drug ANTICORT(TM), which is based upon a high dose of a stabilized and complex form of procaine hydrochloride ("HCL"). Patients suffering from AIDS, HIV and other serious diseases such as Alzheimer's, have increased levels of cortisol, a powerful immuno-suppressive hormone. Management hopes that ANTICORT(TM) may be shown to return levels of cortisol to normal when tested in clinical research settings. Initially, the Company has chosen to focus on the application of ANTICORT to benefit people with AIDS. While not a cure for AIDS, the Company believes that ANTICORT,(TM) if clinically proven, may benefit people with AIDS.

Our Company is seeking to complete the development, including FDA clinical trials and obtaining FDA approval, of our own anti-cortisol drug, ANTICORT(TM).

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for ANTICORT(TM).

Background of Anti Cortisols

It is essential to understand the foundational component upon which the Company's products and technologies are based: a hormone called cortisol.

Cortisol is a hormone manufactured by the cortex, the outer layer of the adrenal gland, located on top of the kidneys. Cortisol is a vital hormone which helps the human body cope with stress. When needed, the body responds by increasing the levels of adrenaline and other hormones in the blood, and by mobilizing large amounts of glucose and other anti-stress factors to provide the energy and zest needed in conditions that require instant action (i.e., fight or flight). Once the stressful situation is over, the level of cortisol returns to normal. But, if the stressful situation is continuous over an extended period of time, or is relatively permanent as in a stressful job, the level of cortisol might remain elevated and not return to normal levels. It is under these conditions that cortisol, a necessary and vital hormone during times of crises, may be harmful to the body. The foregoing is our opinion, and is not clinically proven.

The Product

ANTICORT(TM) is a drug, based upon procaine hydrochloride ("HCl") developed in capsule form to hopefully lower cortisol, subject to clinical proof and governmental approvals. HCl is better known as a local anesthetic used to numb small portions of skin. Procaine is believed to lower the previously elevated cortisol level. It is this aspect of procaine vs. cortisol, that attracted our attention, and resulted in our decision to test it clinically; i.e., as an anticortisol in the treatment of diseases associated with elevated levels of cortisol. We, of course, hope to prove our opinion through clinical trials.

While Management believes that ANTICORT(TM) may help with all high cortisol diseases, the Company is focusing its initial attention on AIDS. Note that there is no clinical proof that the foregoing diseases are due to high cortisol.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for ANTICORT(TM).

ANTICORT(TM) remains subject to substantial clinical trials, and related requirements, including those imposed by the United States Food and Drug Administration. The Company cannot provide any assurance that these tests will ultimately be proven successful or that the Company's ANTICORT(TM) product will be commercially marketable.

Clinical Trials

A decision was made to prepare and submit an Investigation New Drug Application
(IND) to the FDA, requesting approval to clinically test ANTICORT(TM) in an HIV+ population, with CD4 cells over 300, a viral load of more than 10,000 copies and with or without the patient consuming other anti-HIV medications.

This IND Application was reviewed and modified, with the oversight of comments and consideration of the requirements of the FDA, many times over a period of one year, and ultimately the Company received FDA approval to commence clinical trials for FDA Phase Ib/IIa. This FDA Phase Ib/IIa study, carried out under the approval of the FDA (IND#52,663) is currently in progress at the AIDS Research Alliance, an independent testing organization, in Hollywood, CA. The purpose of the study, in summary, is to administer increased doses of ANTICORT(TM) to see if: a) there are any side effects, and b) to ascertain if any improvements would be noticed as one or more levels of ANTICORT(TM) are used. The study is under way and there are no results to report at this time.

Government authorities in the United States and other countries extensively regulate the research, development, testing, manufacture, promotion, marketing and distribution of drug products. Drugs are subject to rigorous regulations by the FDA in the Untied States and similar regulatory bodies in other countries. The steps ordinarily required before a new drug may be marketed in the United States, which are similar to steps required in most other countries, include and may not be limited to, preclinical laboratory tests, preclinical studies in animals, formulation studies and the submission to the FDA of an investigational new drug
(IND) application for a new drug; the submission of a new drug application to the FDA which was granted (IND#52,663); adequate and well-controlled clinical trials to establish the safety and efficacy of the drug for each indication; and FDA review and approval of the new drug application prior to any commercial sale or shipment of the drug.

Preclinical tests include laboratory evaluation of product chemistry, toxicity and formulation, as well as animal studies.

Clinical trials to support new drug applications are typically conducted in three steps, but the steps may overlap. During Phase I the introduction of the drug into healthy human subjects or patients. The drug is tested to assess body metabolism, reactions and safety, including side effects associated with increasing doses. Phase II usually involves studies in limited patient populations to assess the efficacy of the drug in specific, targeted indications; assess dosage tolerance and optimal dosage; and to identify possible adverse effects and safety risks. If a compound is found to be potentially effective and have an acceptable safety profile in Phase II evaluations, then Phase III, also called Pivotal Studies or Advanced Clinical Trials, are undertaken to further demonstrate clinical efficacy and test for safety within an expanded patient population at geographically dispersed clinical study sites.

After successful completion of the required clinical testing, generally a new drug application is prepared for filing, in which case the original application must be resubmitted with the additional clinical information. Once the submission has been accepted for filing, the FDA has 180 days to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the new drug application to an appropriate advisory committee for review, evaluation and recommendations as to whether the application should be approved. However, the FDA is not bound by the recommendation of an advisory committee.

If FDA evaluations of the new drug application and the manufacturing facilities are favorable, the FDA may issue an approval letter. An approval letter will usually contain a number of conditions that must be met in order to secure final approval of the new drug application and authorization of commercial marketing of the drug for certain indications. The FDA may refuse to approve the new drug application or issue a no approvable letter, outlining the deficiencies in the submission. This process often requiring additional testing or information.

The duration of the Phase Ib, for the US clinical trial of ANTICORT(TM), may be about six months or longer. There is no guarantee how long it will take or whether it will be successful.

Then, the FDA requests double blind studies which means that the drug would be administered under a code number known only by the monitor of the study. The monitor administers to patients either a capsule containing the active drug, or a placebo, i.e., an inactive ingredient (for example: sugar, oatmeal, etc.) identical in color with the original product. The duration of the Phase II, a double blind study, where the product is used in one or two groups of 40 patients (twenty on the active ingredient and twenty on placebo) would take about 12 to 14 months.

The Phase II double blind studies would be followed by Phase III pivotal studies, where the drug would be administered, still on a double blind basis, to 200-3,000 patients.

Only after these studies, are successful, would an NDA (New Drug Application) be submitted to the FDA requiring the issuance of an approval or approvable letter.

In the case of AIDS, the situation is different since it deals with a killer disease, for which help is needed as soon as possible. As such, if a drug shows promise of being effective, it might be put on a "fast track" status with subsequent conditional or compassionate approval. Approval, if granted, would take less time but would still include the extensive Phase III process. In certain cases, where a drug is showing outstanding statistical and clinical results, approval might be granted after only one clinical study, with the obligation to continue with additional studies, even after approval.

In the case of ANTICORT(TM) we cannot know or foresee future events. As such, there is no guarantee that the drug would be successful when used by HIV positive individuals nor can we guarantee the duration of clinical studies needed or that a "fast track" status will apply.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for ANTICORT(TM).

Research and Development

We estimate that we have approximately $50,648 spent on research and development, including payments towards clinical studies, during the fiscal year ending December 31, 1998, approximately $376,591 for the year ending December 31, 1999 and approximately $1,077,590.47 for the year ending December 31, 2000.

Our expenditures, unaudited to December 2000, approximate $3,000,000 on ANTICORT(TM) by our Company, including subsidiary, relate mostly to working capital, the additional research on ANTICORT(TM), expenses incurred over a year with research organizations, travel, documentation and other research-related expenses.

It is of interest to note that it is our belief, based upon our knowledge of the industry, that the rule of thumb concerning money needed for a pharmaceutical corporation to reach the Phase I status is approximately $10,000,000. Phase II status generally incurs a cost of approximately $100,000,000. Therefore we believe we are doing well to try and streamline our expenditures.

We anticipate that the current clinical studies, namely Phase Ib and IIa, will be completed by the middle of 2001, for submisson to the FDA for their review and consideration.

Readers are cautioned that there is no guarantee of the Company successfully obtaining the necessary governmental approvals for ANTICORT(TM).

Patents and Trademarks

In 1997, Cortisol Medical Research, Inc., an anticortisol research and development company founded by a former Director of the Company and others, assigned all patents pending or to be filed relating to ANTICORT(TM) to SI, Inc., the Company's subsidiary. The Company has filed an application for, and was issued, a U.S. Trademark for the name "ANTICORT(TM)" on July 28, 1998. The trademark number, issued by the U.S. Patent and Trademark Office, is 2,176,048. The Company acquired US Patent 4,956,391 (Protected complex of procaine for the treatment of symptoms from narcotics addiction, tinnitus and alzheimers disease.) This patent expires September 11, 2007 and procaine in our proprietary drug ANTICORT(TM), is the main ingredient. The Company may also prepare and file applications for additional patents. Although the Company cannot anticipate when such applications, if any, may be filed or whether the Company will be granted any additional protection for its intellectual property in the United States or in other countries. While these patents are pending, the Company cannot estimate when these will be issued, or rejected. Also, a suit has been filed against the former Director as to the issue of false representations of ownership of ANTICORT(TM) to the Company for the transfer of rights to ANTICORT(TM) in exchange for Company shares. See Item 3. "Legal Proceedings."

While Management believes that the Company has protected its intellectual property rights, and upon the filing of additional patent applications may further strengthen the protection of its intellectual property, the Company cannot assure any existing or prospective owner of its securities that such protections will be a safeguard in all circumstances against the duplication of the Company's product. The Company cannot provide any assurance that any patents which may be issued will not be challenged, invalidated or circumvented, or that any rights granted to the Company under those patents will provide proprietary protection or competitive advantages to the Company. Also, the Company has relied, and will continue to rely, on trade secrets to protect its technology, especially where patent protection has not been applied for or may not be appropriate or obtainable. The Company has tried to protect its technology and processes in part by confidentiality agreements with its employees, consultants and certain contractors. However, these agreements could be breached or, in any event, the Company's trade secrets could otherwise become known or independently discovered by competitors, as to which the Company may have no intellectual property protection.

Markets for ANTICORT(TM)

Readers are cautioned that there is no guarantee that the Company will successfully obtain the necessary governmental approvals for ANTICORT(TM).

Initially, the Company will focus on the use of ANTICORT(TM) in HIV+ patients. It was previously estimated that 33.8 million people worldwide are infected with HIV, 16.3 million are dead already, 5.3 million new cases were reported in 1999 alone, and 16,000 people are newly infected every day. As funds become available to the Company to continue research and development of ANTICORT(TM), the Company will be able to direct its attention to Alzheimer's and Cancer. This focus will require the successful completion of clinical studies.

Competition

The Company anticipates facing competition in the HIV and AIDS markets by companies testing drugs to increase immune resistance (immuno-modulators) of AIDS patients. Also, among the competitors are companies that are researching gamma interferon (Genentech) and Interleukin 2 (IL-2 Chiron) both in San Francisco and the GMSCF (granulocyte macrophage colony stimulating factor) by Immunex, in Seattle.

The Company may also face competition from companies that are directing their AIDS research towards attacking this virus. With a number of leading pharmaceutical companies presently engaged in research and development of protease inhibitors and other anti-HIV agents in the fight against HIV and AIDS, there are at least 12 products of this type presently on the market.

The pharmaceutical industry is highly competitive with numerous large and small companies performing research and development. While the Company realizes it may be competing with companies that have greater resources, it is confident that when its ANTICORT(TM) product receives FDA approval, it can effectively market its products and maintain a competitive edge.

Licensing Agreements

In February of 1996, SI Inc., entered into a licensing agreement with S.I. Canada. The agreement grants S.I. Canada exclusive rights to manufacture, use, distribute and sell ANTICORT(TM) in Canada for $300,000, which has been paid to SI, Inc. S.I. Canada also has the option to acquire licensing rights in certain other British Commonwealth countries on payment of licensing fees.

The Company considers the Agreement to be terminated and the parties are in litigation. See Item 3. "Legal Proceedings."

In order to increase distribution and market share, the Company intends to enter other licensing agreements for its products. The Company anticipates that the principal elements of any licensing agreement would be the following:

      -Definition of the territory and cash advance at the signing of the contract.

      -The licensee will finance all the work, research and other matters needed to secure their own regulatory agency approval for ANTICORT(TM). Conversely, some of the licensing countries might elect to wait until the Company receives FDA approval in the United States. In this event, the Company would subsequently send them the United States approval plus the necessary documentation so the licensees would be able to secure their own approval without the time and money required for their own testing.

      -Royalties representing a minimum guaranteed dollar amount, subject to annual increases.

The Company is presently in negotiation with foreign representatives to license ANTICORT(TM) in other countries. The Company is seeking additional licensing agreements and joint ventures with entities interested in AIDS with a view to having ANTICORT(TM) tested and approved in other countries.

Employees

The Company has six full-time employees.

Item 2. Description of Property

The Company's executive offices are currently located at 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109. The 1,100 square foot office space is rented at a price of $2,650 per month. The Company does not have laboratory facilities and therefore outsources all research and clinical testing and trials.

Item 3. Legal Proceedings

      A. Litigation with Canadian Licensee

On November 4, 1999, the Company filed suit in Nevada, District Court, Clark County, Case No. A410592, against Altachem Pharma, Ltd. of Alberta, Canada, formerly known as Steroidogenesis Inhibitors Canada, Inc. (Altachem) and Steroidogenesis Inhibitors Canada, Inc. (SI Canada) seeking a declaratory judgment, damages and other relief as determined by the Court. SI Canada is the licensee for the Canadian territory for the ANTICORT product, and Altachem is believed to be the parent.

The Company claimed that the Defendants have interfered with arrangements made with Pashua Partners, L.P. (Pashua). Pashua intended to provide funding and other benefits to the Company. While the Company was in the course of finalizing arrangements with Pashua, SI Canada and Altachem claimed that they were entitled to step into the shoes of Pashua for the pending transaction, even though they were simply a licensee for one Territory.

Although the Company's lawsuit in Nevada was eventually dismissed on a jurisdictional basis, the Company is currently pursuing the identical claims in the Queens Bench in Edmonton, Alberta, Canada, where SI Canada and Altachem are subject to jurisdiction. In or about November 1999, a lawsuit was filed in Canada where the Company, SI Canada, and Altachem are pursuing their respective claims. Management believes the litigation will be resolved without a material adverse effect on the Company.

      B. Litigation with Former Director

The Company is currently engaged in litigation with former director Alfred Sapse. Following his resignation, two lawsuits were initiated against the Company by Sapse. In addition, after discovering breaches of fiduciary duties by Sapse, the Company filed a lawsuit against Sapse, Cortisol Medical Research, Inc, (Cortisol) and Sapse for the return and cancellation of illegally issued shares.

In or about June 2000, Sapse filed a lawsuit against the Company in the District Court, Clark County, Nevada, Case No. A420721. The principal allegations in the lawsuit concern the issuance of shares to members of the board of directors as compensation for services rendered. Since that time, the Board and the recipients of the shares have agreed to rescind the issuance of the shares, and have entered into agreements providing for reissuance at a future date. Management believes the litigation will be resolved without a material adverse effect on the Company.

In or about September 2000, Sapse filed another lawsuit in District Court, Clark County, Nevada, Case No. A424126. Sapse alleged claims of defamation and invasion of privacy claims. Shortly after the lawsuit was filed, the Court awarded the Company summary judgment, dismissing Sapse's claims against the Company.

In or about October 2000, the Company filed a lawsuit against Sapse, Cortisol, and Renee Sapse, to remedy a self dealing transaction initiated by Sapse. The Company is actively pursing claims in this lawsuit because Sapse improperly caused the issuance of shares, thus resulting in unfair dilution of shareholder's value. As such, the Company is taking all action necessary to return the improperly issued shares to the Company. Making a preliminary finding that Sapse had breached his fiduciary duties to the Company, the Court has frozen and sterilized hundreds of thousands of shares improperly issued by Sapse.

Similarly, the Company filed suit in District Court, Dallas County, Texas to stop the transfer of shares currently in the possession of Sapse, Cortisol and Renee Sapse. The Company succeeded in restricting the transfer of all shares in their possession so that the Company may eventually recover all improperly issued shares by Sapse.

Item 4. Submission of Matters to a Vote of Security Holders

None

                                     PART II

Item 5. Market For Common Equity and Related Stockholder Matters

The Company's Common Stock is traded on the NASD OTC Bulletin Board under the symbol SPHC and the name of Samaritan Pharmaceuticals. The Company is in the process of pursuing a new corporate name, which it hopes to adopt shortly.

The following bid quotations have been reported for the period beginning October 1, 1997, when the Company's Common Stock was first priced for trading on the OTC electronic bulletin board and ending the quarter ended December 31, 2000, and may be rounded for presentation. To the extent that the Company is unable to determine a bid price on a quarterly date, the prices below are determined on the closest date available to the Company:

                                   Bid Prices

                Period                                   High         Low
                ------                                   ----         ---

      Quarter Ended March 31, 1999                       2.50         0.37
      Quarter Ended June 30, 1999                        2.56         0.43
      Quarter Ended September 30, 1999                   1.97         0.43
      Quarter Ended December 31, 1999                    0.87         0.31
      Quarter Ended March 31, 2000                       4.10         1.69
      Quarter Ended June 30, 2000                        3.60         1.46
      Quarter Ended September 30, 2000                   1.98         1.29
      Quarter Ended December 31, 2000                    1.30         0.65

Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission. Such quotes are not necessarily representative of actual transactions or of the value of the Company's securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

The Company has been advised that 12 member firms of the NASD are currently acting as market makers for the common stock.

As of March 27, 2001 there were 584 holders of record of the Company's common stock. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners.

As of March 27, 2001 there were 23,402,794 shares of common stock issued and outstanding. Of those shares approximately 12,412,604 shares are "restricted" securities of the Company within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Of these restricted securities, approximately 6,644,962 shares held by affiliates may be sold pursuant to a registration statement or pursuant to Rule 144.

In general, under Rule 144, as currently in effect, subject to the satisfaction of certain other conditions, a person, including an affiliate of the Company (in general, a person who has a control relationship with the Company) who has owned restricted securities of common stock beneficially for at least one year is entitled to sell, within any three-month period, that number of shares of a class of securities that does not exceed the greater of (i) one percent (1%) of the shares of that class then outstanding or, if the common stock is quoted on NASDAQ, (ii) the average weekly trading volume of that class during the four calendar weeks preceding such sale. A person who has not been an affiliate of the Company for at least the three months immediately preceding the sale and has beneficially owned shares of common stock for at least two (2) years is entitled to sell such shares under Rule 144 without regard to any of the limitations described above.

No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

The Company has never paid a cash dividend on its common stock. The payment of dividends may be made at the discretion of the Board of Directors of the Company and will depend upon, among other things, the Company's operations, its capital requirements, and its overall financial condition.

Item 6. Management's Discussion and Analysis or Plan of Operation

The following discussion and analysis should be read in conjunction with the Financial Statements appearing elsewhere in this Registration Statement.

Plan of Operations

In October 1997, the Company acquired approximately eighty-nine percent (89%) of the outstanding shares of S. I., Inc., which is a subsidiary of the Company. Since the acquisition of its controlling interest in S. I., Inc., the Company has focused its operations on developing its proprietary drug, ANTICORT(TM). To develop ANTICORT(TM) the Company has been engaged in research and clinical studies.

The Company remains a development stage Company with immaterial revenues and substantial general and administrative expenses, including expenses related to its clinical studies programs. The Company's cash has been provided from its fund-raising activities, all of which have been conducted on a private basis (as to fund raising, the Company has received capital in private placements of restricted stock to persons known by Management and believed to be accredited investors.) The Company believes potential private placements, the common stock purchase agreement with Fusion Capital, and an eventual registered public offering, if successful, will assist the Company in meetings its cash needs, but there is no guarantee.

The Company plans to complete its clinical studies, particularly the study authorized by the FDA, and eventually with the success of those studies market its ANTICORT(TM) product directly or through licensing agreements with third parties.

While the Company is in the FDA Clinical Trial Phase it has not generated revenues to meet capital needs, but has been successful in obtaining capital infusions in private transactions from existing shareholders or persons familiar with management. These sporadic private placements are only to persons who are, in management's opinion, accredited investors, willing to assume the risk of loss of their entire investment. Management anticipates that these subscriptions will continue. Except for an agreement to sell shares to Fusion Capital Fund II, LLC ("Fusion Capital"), discussed below, no commitment exists for continued investments, or for any underwriting.

The Company needs to complete various research and development steps as part of its plans. These steps include the completion of Phase I and start and completion of Phase ll clinical trials as to its ANTICORT(TM) product. These steps also include the application and obtaining of FDA final approval, and development of a complete product manufacturing and marketing plan or plans.

On November 2, 2000, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, a Chicago-based institutional investor, whereby Fusion Capital agreed, subject to contract terms, to buy $20 million of the Company's common stock. The aggregate equity investment committed to the Company by Fusion Capital is $20 million. These funds will be used to further develop the proprietary drug ANTICORT(TM), through FDA clinical trials and for acquisitions, alliances and other corporate opportunities. More specifically, Fusion Capital has agreed to purchase from the Company up to $20 million of the common stock over a 50-month period, subject to a three-month extension by the Company. Each month SPHC has the right to sell to Fusion Capital up to $400,000 of its common stock at a price based upon the market price of the common stock on the date of each sale without any fixed discount to the market price. At the Company's sole option, Fusion Capital can be required to purchase lesser or greater amounts of common stock each month up to $20 million in the aggregate. The Company has the right to control the timing and the amount of stock sold to Fusion Capital. SPHC also has the right to terminate the agreement at any time without any additional cost.

Management does not believe that the Company will develop any material revenues until the Company completes a clinical study which demonstrates the efficacy of ANTICORT(TM) for significant medical purposes and the Company subsequently manufactures and markets ANTICORT(TM) directly, or with a joint venture marketing or manufacturing Company, or pursuant to one or more licensing agreements. An exception may be that the Company could, with no guarantee, recognize revenues as part of plans under way, to expand the focus of the Company beyond just ANTICORT(TM).

Management estimates the Company's operating expenses to be a minimum of $150,000 per month, depending upon the Company's payments to outside research and other consultants. The Company is also dependent upon the proceeds of financing from the sale of its securities to fund its clinical studies, particularly the clinical study planned with the Aids Research Alliance in California. The Company's contract with the Aids Research Alliance requires it to pay $650,000 for the clinical study. The Company paid $324,122.50 of the $650,000 contract amount, through March 15, 2000, and since then has paid approximately (un-audited) $150,000 through November 1, 2000. The Company is current with the Aids Research Alliance.

The Company has incurred research development stage losses since inception. These losses consist primarily of research and related expenditures, marketing costs, and consulting, and administrative overhead and expenses, incurred while the Company seeks to complete development of its product, which includes studies and obtaining FDA final approval. No significant revenues have been earned by the Company, or cash flow from operations, to help pay these operating needs.

These losses were $1,671,254 and $1,009,972 during the years ending 1999 and 1998, respectively, and $3,843,308 for 2000. The increase is primarily the result of increased expenditures for research and development, consultants for business, public relations, financial strategies and legal expense.

Item 7. Financial Statements

Please see the attached Financial Statements and accompanying footnotes, which should be read with the statements.

Item 8. Changes In and Disagreements With Accountants on Accounting and Financial Disclosures

None.

                                    PART III

Item 9. Directors, Executive Officers, Promoters and Control Persons; Compliance With Section 16(a) of the Exchange Act

The following table sets forth the directors, executive officers and other significant employees of the Company, their ages, and all offices and positions with the Company. Officers and other employees serve at the will of the Board of Directors.

                                      Term Served As    Positions
    Name of Director         Age      Director Since    With Company
    ----------------------   -----    ----------------  -----------------
    Dr. Janet Greeson        57       Oct. 1997         Director, C.E.O., Secretary
    Albert Wollen            54       Feb. 2000         Director, President
    Eugene Boyle             35       June 2000         Director, Chief Financial Officer,
                                                        Chief Operating Officer
    Douglas Bessert          43       March 2001        Director, Vice President
    Welter Holden            68       Oct. 1997         Director
    Paul Burkett             77       Oct. 1997         Director
    Cynthia Thompson         40       March 1999        Director
    H. Thomas Winn           60       March 1999        Director
    Brian Sullivan           48       March 2001        Director

      Janet Greeson, Ph.D. has been our Chief Executive Officer since October 30, 2000, and our Secretary, Executive Vice President and a Director, since the Companies inception as a public company, November 1997. Dr. Greeson was our President from June, 2000, until October 30, 2000. Dr. Greeson is a well known psychologist and author, and has appeared on numerous radio and TV shows. She has been an executive in the business of healthcare for over 25 years and founded, grew and merged over 20 companies which were acquired by Columbia/HCA (NYSE:COL) and went on to facilitate over 20 more hospital acquisitions for Columbia. Dr. Greeson has an eclectic past, she served on the Board of Directors of an International Anonymous organization as an Executive Director for eight years, worked with Mother Theresa and was the U.S. Congressional Nominee for the State of Nevada in 1994. Dr. Greeson currently serves on the Advisory Board of Directors of Maxheal Inc., a company pursuing the sale of various pharmacological products, and on the Board of Restaurant Connections International, Inc., a company with approximately 13 licensed Pizza Hut locations in Brazil. Dr. Greeson devotes substantially all of her time to the affairs of Samaritan Pharmaceuticals.

      Albert Wollen has been a Director of the Company since February 14, 2000, and became President on October 30, 2000. He served as Chief Executive Officer from February 14, 2000 to October 30, 2000. From 1985 to February 1993, he was an executive with Ladenburg Thalmann & Co., an investment banking and brokerage firm, located in New York, serving as Syndicate Manager. From approximately February, 1995, to December, 1999, he was one of four co-founders and Managing Directors of Raintree Capital, L.L.C., which founded a company called First America Automotive, devoted to the sale of new automobiles of various manufacturers.

      Eugene Boyle has been our Chief Financial Officer, Chief Operation Officer, and a Director since June 16, 2000. Mr. Boyle received a BSE in Computer Engineering and Applied Mathematics from Tulane University and an MBA from Babson College. From 1993 to 1994, Mr. Boyle was employed by Columbia/HCA as its Chief Operations Officer for the southeast region. Mr. Boyle assisted with mergers and acquisitions of numerous hospitals, and he was responsible for reducing operational expenses. Mr. Boyle has passed the series 7 and 63 securities brokerage registered representative exams, although he is not a practicing representative.

      Doug Bessert has been a Director since March 15, 2001. Mr. Bessert received his BS in Marketing from the University of Wyoming. Since April 1999, Mr. Bessert has been the founder and a consultant of Douglas D. Bessert Financial Consultants, a financial consulting firm that manages portfolios for over 230 clients. From October 1981 until November 2000, Mr. Bessert was a partner, developer, and marketer at Country Lane Estates, a real estate development company.

      Welter "Budd" Holden has been a Director since October 31, 1997. Mr. Holden assisted the Company in recruiting and networking patients for clinical trials. For the past five years, Mr. Holden has been an independent consultant providing architectural and interior design advice. Mr. Holden is the Chairman of our Business/Scientific Advisory Board. Mr. Holden received his BA in architectural and interior design from the Pratt Institute.

      Paul J. Burkett has been a Director since October 31, 1997. Since 1996 Mr. Burkett has worked in independent mining and real estate ventures. Mr. Burkett has served as a member of the Board of Directors of Aaminex Capital Corporation, a company holding inactive mining properties in Nevada and equity in Nevada Gold and Casinos, Inc. Since 1993 Mr. Burkett has been a Vice-President and a Director of Nevada Gold and Casinos, Inc., a public gaming and real estate development firm. Since March 1998, Mr. Burkett has been the President of Goldfield Resources, a wholly owned subsidiary of Nevada Gold and Casinos that owns approximately 500 inactive mining claims.

      Cynthia C. Thompson has been a Director since March 31, 1999. Ms. Thompson is the founder, and since May 1998, has served as the Chief Executive Officer of United States Service Company, a service company serving food and beverage original equipment manufacturers and food service vendors nationwide. In May 1998, Ms. Thompson founded Intuitive Solutions International, Inc., a Houston, Texas firm engaged in capital formation and operations management consulting, where she serves as the President. From May 1987 to May 1993 Ms. Thompson was a representative at E.F. Hutton/Shearson Lehman Brothers in the Regional Institutional Group assisting with bank and institutional accounts. From May 1993 to May 1994, she was a corporate accounts representative with Oppenheimer & Company, Inc., and from May 1994 to May 1998, she was the Director, Corporate Finance Department, of D.E. Frey & Company, Inc., a brokerage firm.

      H. Thomas Winn has served as a Director since March 31, 1999. Mr. Winn has served as the Chairman, Chief Executive Officer, President and a Director of Nevada Gold & Casinos, Inc., a public gaming and real estate development firm, since January 1994. He has also served as Chairman and President of Aaminex Capital Corporation, a consulting and venture capital firm since 1983.

      Brian Sullivan has been a Director since March 15, 2001. Mr. Sullivan has a BA in Psychology and English from the University of Massachusetts at Amherst, and a Masters in Victorian Philosophy from the University of Hall in England. From 1982 to 1996, Mr. Sullivan served as Director of Pratesi of Beverly Hills, where he was responsible for negotiating a relationship with Neiman-Marcus, starting new franchises, and opening new stores. From 1996 through 1997, Mr. Sullivan was Director of Antiques at Charles Pollack, in Los Angeles, increasing sales by over $1M in one year.

Directors serve until the next annual meeting of shareholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors. No Director or executive officer of the Company has any family relationship with any other director or executive officer of the Company, except that Mr. Boyle is the son of Dr. Greeson.

The Company has formed, by determination of the Board of Directors, an Audit Committee, and a Compensation Committee, and has also formed a Business/Scientific Advisory Board, with all of these under completion as to who will be appointed, policies and meeting schedules, with, however, Director Holden to act as initial Chair of the Business/Scientific Advisory Board.

Item 10. Executive Compensation

The following table summarizes the compensation paid to our chief executive officer and the other four most highly paid executive officers whose total salary and bonus exceed $100,000 for the year ending December 31, 2000, whom we refer to as our named executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                                               Long-Term
                                                                       Annual Compensation                    Compensation
                                                                       -------------------                    ------------

                                                                                              Salary           Securities
        Executive Officer                                  Salary            Bonus            Accrued         Underlying
        -----------------                 Year             ------            -----            -------           Options
                                          ----                                                                  -------
          Janet Greeson*                  1998                0                0                 0                 0
                                          1999             40,000              0                 0                 0
                                          2000             30,000              0              282,000              0

          Eugene Boyle*                   1998                0                0                 0                 0
                                          1999                0                0                 0                 0
                                          2000                0                0              182,000              0

----------------

      * On June 16, 2000, Dr. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen received, respectively, 1,000,000, 250,000, 500,000, 100,000, 100,000, 100,000 and 1,000,000 shares of the Company's common stock as compensation for past services rendered to the Company. On February 28, 2001, the Company's Board of Directors rescinded all such shares effective as of November 2, 2000, subject to an agreement to re-issue the rescinded shares upon stockholder approval of an increase in the authorized shares of common stock. Such rescinded shares are not included in the amounts shown in the table above.

1997 Stock Option Plan

Our 1997 Stock Option Plan (the "Plan") was adopted by our Board of Directors and approved by our stockholders at the 1997 Annual Meeting. Two million five hundred thousand shares of common stock were reserved for issuance upon exercise of options granted under the Plan.

The purpose of the Plan is to promote the success of our Company and its subsidiaries by facilitating the retention of competent personnel and by furnishing incentive to officers, directors, employees, consultants, and advisors upon whose efforts the Company's success will depend to a large degree.

The Compensation Committee of our Board of Directors administers our Plan. The Committee has sole power and authority, consistent with the provisions of our Plan, to determine which eligible participants will receive awards, the form of the awards and the number of shares of our common stock covered by each award. The committee may impose terms, limits, restrictions and conditions upon awards, and may modify, amend, extend or renew awards, to accelerate or change the exercise timing of awards or to waive any restrictions or conditions to an award.

Our Plan permits the granting of options to purchase shares of our common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive options. The option exercise price of each option will be determined by the committee. The term of each option will be fixed by the committee. The Committee will determine at what time or times each option may be exercised and, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

As of March 28, 2001, the Company has not granted any options to purchase any of the Company's Common Stock under the Plan. Our Board of Directors has agreed to terminate the Plan upon stockholder approval of the Samaritan Pharmaceuticals, Inc. 2001 Stock Incentive Plan.

401(k) Plan

We adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Under the 401(k) plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such contribution contributed to the 401(k) plan. The 401(k) plan does permit additional matching contributions to the 401(k) plan by us on behalf of participants in the 401(k).

Item 11. Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information regarding beneficial ownership of our common stock as of March 27, 2001, by all persons known by us to own beneficially 5% or more of the outstanding shares of our common stock, each director, and all executive officers and Directors as a group:

Name and Address of                            Number of Shares               Percentage
Beneficial Owner                               of Beneficially Owned          Ownership of Class(1)
----------------------                         ---------------------          ---------------------
Welter Holden(2)(3)(6)(8)                                 200,000                 .9%
205 Bradford Street
Provincetown, MA 02657

Dr. Janet Greeson(2)(3)(6)(8)                             200,000                 .9%
8058 Pinnacle Peak Ave,
Las Vegas, NV 89113

Paul Burkett(2)(3)(6)(8)                                  128,500                 .5%
4518 Whitset
Studio City, CA 91604

Cynthia Thompson(2)(3)(5)(6)(8)                           154,000                 .7%
3040 Post Oak Blvd. #695
Houston, Texas 77056

H. Thomas Winn(2)(3)(6)(8)                                100,000                 .4%
3040 Post Oak Blvd. #675
Houston, Texas 77056

Cortisol Medical Research(4)                            1,545,100                6.6%
2915 W. Charleston #7
Las Vegas, NV 89102

Albert "Bert" Wollen (2)(3)(6)(7)(8)                      200,000                 .9%
Windermere Capital
5847 San Felipe, S. 310
Houston TX 77057

Eugene Boyle (2)(6)(8)                                  1,319,000                5.6%
101 Convention Center Drive #310
Las Vegas, Nevada, 89109

Brian Sullivan(2)(6)                                      750,000                3.2%
101 Convention Center Drive #310
Las Vegas, Nevada, 89109

Douglas Bessert(2)(3)                                         -0-                -0-

All officers and Directors                              3,051,500               13.1%
as a group (9) persons (2)(6)(8)

--------
(1) Calculated on the basis of 23,402,794 shares of Common Stock issued and outstanding and percentages are rounded and so are approximates.
(2) Officer and/or Director.
(3) The Director owns less than one percent.
(4) Includes 1,545,100 shares held by Cortisol Medical Research, Inc., subject to dispute by the Company. See, " Legal Proceedings."
(5) 24,000 shares are held by Intuitive Solutions International, Inc., which Ms. Thompson controls, and 10,000 are held in her name.
(6) Includes, in accordance with Rule 13d-3, shares an officer or Director may be deemed the beneficial owner, except note: Mr. Boyle is a son of Dr. Greeson, and they each disclaim beneficial ownership of each other's shares.
(7) Includes 200,000 shares held by Windermere Capital, L.L.C., a company he owns and controls.
(8) Includes shares issued to the Directors and that are the subject of a suit. See, " Legal Proceedings." On June 16, 2000, Dr. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen received, respectively, 1,000,000, 250,000, 500,000, 100,000, 100,000, 100,000 and 1,000,000 shares, of the Company's common stock as compensation for past services rendered to the Company. On February 28, 2001, the Company's Board of Directors rescinded all such shares effective as of November 2, 2000, subject to an agreement to re-issue the rescinded shares upon stockholder approval of an increase in the authorized shares of common stock. The rescinded shares are not included in the amounts shown in the table above.

Item 12. Certain Relationships and Related Transactions

The following transactions are believed by Management to be on terms as fair to the Company as those the Company could have obtained from unrelated third parties and arms-length negotiations.

On June 16, 2000, Dr. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen received, respectively, 1,000,000, 250,000, 500,000, 100,000,
100,000, 100,000 and 1,000,000 shares, of the Company's common stock as compensation for past services rendered to the Company. On February 28, 2001, the Company's Board of Directors rescinded all such shares effective as of November 2, 2000, subject to an agreement to re-issue the rescinded shares upon stockholder approval of an increase in the authorized shares of common stock.

During the middle of 1999, before Mr. Wollen became an officer of the Company, his company, Windermere Capital, L.L.C., advanced, on behalf of Pashua Partners, a company which was under negotiations for a funding of the Company, the sum of $50,000 as an initial payment of a $500,000 intended loan to the Company. The loan was not finalized since the funding transaction was not completed due to matters relating to certain litigation. See, Legal Proceedings." Windermere Capital, L.L.C. has cancelled the debt in exchange for 200,000 shares of common stock, in restricted form with reference to SEC Rule 144.

Item 13 Exhibits And Reports On Form 8-K.

Exhibits
No.                      Description
-------------------------------------------------------------------------
2.1   Agreement and Plan of Reorganization*
3.1   Articles of Incorporation, as amended*
3.2   By-Laws (adopted March, 2001)
4.1   Form of common stock certificate*
4.2   1997 Stock Option Plan*
10.1 License Agreement between Cortisol Medical Research, Inc., and Steroidogenesis Inhibitors, Inc., dated September 6, 1994*
10.2 Exclusive Licensing Agreement between Steroidogenesis Inhibitors, Inc., and Steroidogenesis Inhibitors Canada, dated February 10, 1996*
10.3 Consulting Agreement between Performance Strategies, Inc., and the Company dated July 15, 1998*
10.4 Form of Consulting Agreement between The Augustine Equity Fund and the Company dated December 17, 1999*
10.5 Agreement between AIDS Research Alliance Agreement and the Company dated March 5, 1999*
10.6 Assignment between Alfred T. Sapse, M.D., and Steroidogenesis Inhibitors International dated July 15, 1999*
10.7 Assignment between Steroidogenesis Inhibitors, Inc., and the Company dated July 15, 1999*
10.8 Common Stock Purchase Agreement between Company and Fusion Capital Fund II, LLC., dated November 2, 2000**
10.9 Form of Registration Rights Agreement between Company and Fusion Capital Fund II, LLC.**
21    List of Subsidiaries**

--------------
* Incorporated by reference to the Company's SEC Form 10-SB filing, including any amendments, on file with the Commission.
* * Incorporated by reference to the Company's SEC Form SB-2 filing, including any amendments, on file with the Commission.

Reports On Form 8-K.

None.

                                   SIGNATURES

In accordance with Section 13 OR 15 (d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                             STEROIDOGENESIS INHIBITORS
                             INTERNATIONAL, INC.


Dated: April 3, 2001         By: /s/ Albert "Bert" Wollen
       --------------            ---------------------------------------------
                                 Albert "Bert" Wollen, President

Dated: April 3, 2001         By: /s/ Eugene Boyle
       --------------            ---------------------------------------------
                                 Eugene Boyle, Chief Financial Officer
                                 (principal financial officer)

Dated: April 3, 2001         By: /s/ Dr. Janet Greeson
       --------------            ---------------------------------------------
                                 Dr. Janet Greeson, Chief Executive Officer
                                 (principal executive officer)

Dated: April 3, 2001         By: /s/ Budd Holden
       --------------            ---------------------------------------------
                                 Budd Holden, Director

                  STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC

                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS

                                      INDEX

                                                          Page Number
                                                      ---------------------
INDEPENDENT AUDITORS' REPORTS                                F - 2

CONSOLIDATED FINANCIAL STATEMENTS:

       Balance Sheet                                         F - 3

       Statements of Operations                              F - 4

       Statements of Shareholders' Deficit                   F - 5

       Statements of Cash Flows                              F - 6

       Notes to Financial Statements                         F - 7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Steroidogenesis Inhibitors International, Inc.

      We have audited the accompanying consolidated balance sheet of Steroidogenesis Inhibitors International, Inc. (a development stage company) as of December 31, 2000 and the related consolidated statements of operations, shareholders' deficit and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, the consolidated financial position of Steroidogenesis Inhibitors International, Inc. (a development stage company) as of December 31, 2000 and the consolidated results of its operations and its cash flows for the years ended December 31, 2000 in conformity with generally accepted accounting principles.

      The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses and as more fully described in Note 1, the Company anticipates that additional funding will be necessary to sustain the Company's operations through the year ending December 31, 2001. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                    /s/Feldman Sherb & Co, P.C.

                                                    Feldman Sherb & Co., P.C.
                                                    Certified Public Accountants

New York, New York
March 29, 2001

                          INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Steroidogenesis Inhibitors International, Inc.

      We have audited the accompanying consolidated balance sheets of Steroidogenesis Inhibitors International, Inc. (a development stage company) and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998. All information included in these financial statements is the representation of the owners of the Company. Our responsibility is to express an opinion on these financial statements based on our audit.

      We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, the in all material respects, the financial position of Steroidogenesis Inhibitors International, Inc. and subsidiary as of December 31, 1999 and 1998 and the results of its operations, and its cash flows for the years ended December 31, 1999 and 1998, in conformity with generally accepted accounting principles.

      The accompanying cumulative statements of operations, stockholders' equity (deficit) and cash flows regarding the period from inception (September 5, 1994) through December 31, 1999, include activity prior to our engagement as auditors upon which we have not performed procedures. Therefore, we do not express an opinion on them.

                                             /s/ Tabor and Company

                                                 Tabor and Company
                                                 Certified Public Accountants
Decatur, Georgia
March 6, 2000


                                      F-2A

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2000

                                     ASSETS

CURRENT ASSETS:
      Cash                                                            $   187,853
                                                                      -----------
           TOTAL CURRENT ASSETS                                           187,853
                                                                      -----------

PROPERTY AND EQUIPMENT                                                     40,163

OTHER ASSETS:
      Offering costs                                                        1,050
      Patent registration costs                                            90,079
      Purchased  technology rights                                         74,463
      Deposits                                                             15,720
                                                                      -----------
           TOTAL OTHER ASSETS                                             181,312
                                                                      -----------

                                                                      $   409,328
                                                                      ===========

                      LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES:
      Accounts payable                                                $   511,605
      Accrued expenses                                                    464,000
      Common stock to be issued                                           188,550
                                                                      -----------
           TOTAL CURRENT LIABILITIES                                    1,164,155
                                                                      -----------

DEFERRED REVENUE                                                          250,000

SHAREHOLDERS' DEFICIT:
      Common stock, 25,000,000 share authorized at $.001
           par value,  21,534,807 issued and outstanding                   21,535
      Additional paid-in capital                                        9,390,184
      Deferred compensation                                              (759,560)
      Accumulated deficit during development stage                     (9,656,986)
                                                                      -----------
           TOTAL SHAREHOLDERS' DEFICIT                                 (1,004,827)
                                                                      -----------

                                                                      $   409,328
                                                                      ===========

        See accompanying notes to the consolidated financial statements.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF OPERATIONS

             FROM INCEPTION (SEPTEMBER 5, 1994) TO DECEMBER 31, 2000
               AND FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                 From                     For the Years
                                              Inception                       Ended
                                          September 5, 1994                December 31,
                                                  To            ---------------------------------
                                          December 31, 2000        2000                  1999
                                         -------------------    ------------         ------------
                                            (Unaudited)
REVENUES                                   $     50,000         $         --         $     50,000
                                           ------------         ------------         ------------

EXPENSES:

Research and development                      1,735,191            1,077,590              379,491
Interest, net                                    13,945                   --               13,945
General and administrative                    7,897,509            2,746,810            1,309,874
Depreciation and amortization                    60,341               18,908               17,945
                                           ------------         ------------         ------------
                                              9,706,986            3,843,308            1,721,255
                                           ------------         ------------         ------------

Net loss                                   $ (9,656,986)        $ (3,843,308)        $ (1,671,255)
                                           ============         ============         ============

Loss per share-basic and diluted           $      (1.01)        $      (0.21)        $      (0.12)
                                           ============         ============         ============

Weighted average number of
shares used in calculation of basic
and diluted loss per share                    9,597,152           17,947,520           13,391,109
                                           ============         ============         ============

        See accompanying notes to the consolidated financial statements.

                  STEROIDOGENESIS INHIBITORS INTERNATIONS, INC.
                          (A DEVELOPMENT STATE COMPANY)

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIT

             FROM INCEPTION (SEPTEMBER 5, 1994) TO DECEMBER 31, 2000

                                                                                 Shares
                                                      Number       Par Value    Reserved     Additional
                                                        of          Common         for        Paid in                    Deferred
                                                      Shares        Stock      Conversion     Capital       Warrants   Compensation
                                                    -----------  -----------   -----------  ---------------------------------------
Inception at September 5, 1994                               --  $        --   $        --  $        --   $        --    $       --

Shares issued for cash, net of offering costs         6,085,386          609            --      635,481            --            --
Warrants issued for cash                                     --           --            --           --         5,000            --
Shares issued as compensation for services              714,500           71            --    1,428,929            --            --

Net loss                                                     --           --            --           --            --            --
                                                    -----------  -----------   -----------  ---------------------------------------
December 31, 1996                                     6,799,886          680            --    2,064,410         5,000            --

Issuance of stock, prior to acquisition                 206,350           21            --      371,134            --            --
Acquisition of subsidiary for stock                   1,503,000          150            --       46,545            --            --

Shares of parent redeemed, par value $.0001          (8,509,236)        (851)           --          851            --            --
Shares of public subsidiary issued, par value $.001   7,689,690        7,690           820       (8,510)           --            --

Net loss                                                     --           --            --           --            --            --
                                                    -----------  -----------   -----------  ---------------------------------------

December 31, 1997                                     7,689,690        7,690           820    2,474,430         5,000            --

Conversion of parent's shares                           696,022          696          (696)          --            --            --
Shares issued for cash, net of offering costs           693,500          694            --      605,185            --            --
Shares issued in cancellation of debt                   525,000          525            --      524,475            --            --
Shares issued as compensation                           400,000          400            --      349,600            --            --

Net loss                                                     --           --            --           --            --            --
                                                    -----------  -----------   -----------  ---------------------------------------

December 31, 1998                                    10,004,212       10,005           124    3,953,690         5,000            --

Conversion of parent's shares                            13,000           13           (13)          --            --            --
Shares issued in cancellation of debt                    30,000           30            --       29,970            --            --
Shares issued for cash, net of offering costs            45,000           45            --       41,367            --            --
Shares issued as compensation                         3,569,250        3,569            --      462,113            --            --
Detachable warrants issued                                   --           --            --           --       152,125            --
Detachable warrants exercised                           100,000          100            --      148,900      (149,000)           --
Debentures converted to stock                         1,682,447        1,682            --      640,438            --            --

Net loss                                                     --           --            --           --            --            --
                                                    -----------  -----------   -----------  ---------------------------------------

December 31, 1999                                    15,443,909       15,444           111    5,276,478         8,125            --

Conversion of parent's shares                           128,954          129          (111)         (18)           --            --
Shares issued for cash, net of offering costs         1,575,192        1,575            --      858,460            --            --
Shares issued in cancellation of debt                   875,000          875            --      660,919            --            --
Shares issued in cancellation of accounts payable       100,000          100            --       31,165            --            --
Shares issued as compensation                         3,372,945        3,373            --    2,555,094            --      (759,560)
Warrants exercised                                       38,807           39            --        3,086        (3,125)           --
Warrants expired                                             --           --            --        5,000        (5,000)           --

Net loss                                                     --           --            --           --            --            --
                                                    -----------  -----------   -----------  ---------------------------------------

December 31, 2000                                    21,534,807  $    21,535   $        --  $ 9,390,184   $        --      (759,560)
                                                    ===========  ===========   ===========  ===========   ===========    ==========

                                                                           Total
                                                         Accumulated   Shareholders'
                                                           Deficit        Deficit
                                                         -----------    -----------
Inception at September 5, 1994                           $        --    $        --

Shares issued for cash, net of offering costs                     --        636,090
Warrants issued for cash                                          --          5,000
Shares issued as compensation for services                        --      1,429,000

Net loss                                                  (2,152,843)    (2,152,843)
                                                         -----------    -----------
December 31, 1996                                         (2,152,843)       (82,753)

Issuance of stock, prior to acquisition                           --        371,155
Acquisition of subsidiary for stock                               --         46,695

Shares of parent redeemed, par value $.0001                       --             --
Shares of public subsidiary issued, par value $.001               --             --

Net loss                                                    (979,635)      (979,635)
                                                         -----------    -----------

December 31, 1997                                         (3,132,478)      (644,538)

Conversion of parent's shares                                     --             --
Shares issued for cash, net of offering costs                     --        605,879
Shares issued in cancellation of debt                             --        525,000
Shares issued as compensation                                     --        350,000

Net loss                                                  (1,009,945)    (1,009,945)
                                                         -----------    -----------

December 31, 1998                                         (4,142,423)      (173,604)

Conversion of parent's shares                                     --             --
Shares issued in cancellation of debt                             --         30,000
Shares issued for cash, net of offering costs                     --         41,412
Shares issued as compensation                                     --        465,682
Detachable warrants issued                                        --        152,125
Detachable warrants exercised                                     --             --
Debentures converted to stock                                     --        642,120

Net loss                                                  (1,671,255)    (1,671,255)
                                                         -----------    -----------

December 31, 1999                                         (5,813,678)      (513,520)

Conversion of parent's shares                                     --             --
Shares issued for cash, net of offering costs                     --        860,035
Shares issued in cancellation of debt                             --        661,794
Shares issued in cancellation of accounts payable                 --         31,265
Shares issued as compensation                                     --      1,798,907
Warrants exercised                                                --             --
Warrants expired                                                  --             --

Net loss                                                  (3,843,308)    (3,843,308)
                                                         -----------    -----------

December 31, 2000                                        $(9,656,986)   $(1,004,827)
                                                         ===========    ===========

        See accompanying notes to the consolidated financial statements.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

 FROM INCEPTION (SEPTEMBER 5, 1994 to December 31, 2000) AND FOR THE YEARS ENDED
                           DECEMBER 31, 2000 AND 1999

                                                               From                 For the Years
                                                             Inception                   Ended
                                                        Septmeber 5, 1994             December 31,
                                                                to           -----------------------------
                                                        December 31, 2000       2000              1999
                                                        -----------------    -----------       -----------
                                                            (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                   $(9,656,986)      $(3,843,308)      $(1,671,255)
Adjustments to reconcile net loss to net cash used in
    operating activities:
            Depreciation and amortization                       59,412            18,908            17,945
            Expenses paid through issuance of stock          4,090,089         1,798,907           479,627
(Increase) decrease in assets:
            Notes receivable-related party                          --            11,478             1,412
            Prepaids and other current assets                  (15,525)               --            (6,313)
            Other assets                                            --             2,000                --
Increase in liabilities:
            Deferred revenue                                   250,000                --                --
            Due to related parties                                  --                --                --
            Accounts payable and accrued expenses            1,061,664           778,166           214,793
                                                           -----------       -----------       -----------

NET CASH USED IN OPERATING ACTIVITIES                       (4,211,346)       (1,233,849)         (963,791)
                                                           -----------       -----------       -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of technology rights                                 (108,969)               --                --
Purchase of property and equipment                             (65,069)          (18,007)          (18,580)
Increase in patent registration costs                          (90,079)          (34,532)          (20,129)
                                                           -----------       -----------       -----------

NET CASH USED IN INVESTING ACTIVITIES                         (264,117)          (52,539)          (38,709)
                                                           -----------       -----------       -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from warrants                                         157,125                --           152,125
Proceeds from debentures                                       642,120                --           628,175
Proceeds from stock offerings                                2,514,571           860,035            41,412
Common stock to be issued                                      188,550           188,550                --
Offering costs                                                  (1,050)           (1,050)               --
Short-term loan proceeds                                     1,162,000           425,000           182,000
                                                           -----------       -----------       -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES                    4,663,316         1,472,535         1,003,712
                                                           -----------       -----------       -----------

CHANGE IN CASH                                                 187,853           186,147             1,212
CASH AT BEGINNING OF PERIOD                                                        1,706               494
                                                           -----------       -----------       -----------

CASH AT END OF PERIOD                                      $   187,853       $   187,853       $     1,706
                                                           ===========       ===========       ===========

NON-CASH FINANCING & INVESTING ACTIVITIES:

Purchase of net, non-cash assets of subsidiary
     for stock                                             $       195       $                 $        --
                                                           ===========       ===========       ===========
Debt retired through issuance
    of stock                                               $ 1,890,179       $   693,059       $   672,120
                                                           ===========       ===========       ===========

        See accompanying notes to the consolidated financial statements.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                     YEARS ENDED DECEMBER 31, 2000 AND 1999

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      A. The Company:

      Steroidogenesis Inhibitors International, Inc. (the Company), was incorporated as Steroidogenesis Inhibitors, Inc., in Nevada in September, 1994. The Company was organized to engage in securing the patent for and the licensing of a drug called ANTICORT, a trademarked, proprietary drug. ANTICORT was developed by Cortisol Medical Research, Inc., the majority shareholder, from whom the Company purchased the rights. ANTICORT was developed for the treatment of diseases related to deficiencies in the immune system.

      On October 21, 1997, the Company acquired 100% of the outstanding stock of WEBX Media, Inc., through a reorganization agreement. Under the agreement, the principal shareholders of the Company exchanged their stock on a share for share basis for the stock of the Subsidiary. At the time of the acquisition, the Subsidiary was a non-operating public shell with no significant assets. The Company then converted such shares into shares of the Subsidiary for the purpose of becoming a public company.

      The accompanying financial statements have been prepared on the basis that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a loss since inception of $9,656,987. As such, the financial statements reflect recurring losses, working capital deficiencies, negative cash flows from operating activities, and adverse key financial ratios. The Company is dependent upon outside capital to continue in existence and to achieve profitable operations.

      Management's plans for dealing with the adverse effects of the conditions cited above is to raise working capital through equity financing arrangements. In November 2000, the Company entered into a common stock purchase agreement with an institutional investor through which up to $20,000,000 worth of common stock can be issued by the Company (See note 11). Furthermore, management notes that many expenditures can be deferred until funds are available to continue development. While such a strategy would not be preferred due to a competitive market, management is willing to pursue it if necessary.

      B. Basis of Consolidation:

      The accompanying financial statements include the accounts of the Company and its subsidiary. All intercompany balances and transactions have been eliminated in consolidation.

      C. Property and Equipment

      Property and equipment are recorded at cost. Depreciation is provided using the straight line method over the estimated useful lives of the assets.

      D. Intangibles

      1. Legal fees associated with registering ANTICORT, and derivative patents are recorded at cost. Amortization, once the patent is approved, will be calculated using the straight-line method, over the estimated useful lives of the patents.

      2. Purchased technology rights are recorded at cost and are being amortized using the straight line method over the estimated useful life of the technology. Amortization of purchased technology was approximately $10,900 for the year ended December 31, 2000. Accumulated amortization at December 31, 2000 was $34,510.

      E. Earnings (loss) per share

      The Company has adopted SFAS, No. 128, Earnings per Share. Net income
(loss) per common share has been restated for all periods presented to conform to the provisions of SFAS No. 128. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflects the per share amount that would have resulted if diluted potential common stock had been converted to common stock, as prescribed by SFAS No. 128.

      F. Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

      G. Research and Development

      Research and development are treated as expenses when incurred.

      H. Impairment of Long-Lived Assets

      The Company reviews long-lived assets, certain identifiable assets and goodwill related to those on a quarterly basis for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2000, the Company does not believe that any impairment has occurred.

      I. Fair Value Of Financial Instruments

      Statement of Financial Accounting Standard No. 107 "Disclosures about Fair Value of Financial Instruments" (SFAS 107) requires the disclosure of fair value information about financial instruments whether or not recognized on the balance sheet, for which it is practicable to estimate the value. Where quoted market prices are not readily available, fair values are based on quoted market prices of comparable instruments. The carrying amount of cash and accounts payable approximates fair value because of the short maturity of those instruments.

      J. New Accounting Pronouncements

      In June 1998 and June 2000, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." These statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. SFAS Nos. 133 and 138 also require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS Nos. 133 and 138 are effective for fiscal years beginning after June 15, 2000. The Company does not expect that the adoption of these new standards will have a material impact on the Company's earnings or financial position.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which clarifies certain existing accounting principles for the timing of revenue recognition and its classification in the financial statements. In June 2000, the SEC delayed the required implementation date of SAB 101. As a result, SAB 101 will not be effective for the Company until the quarter ended September 30, 2001. In October 2000, the SEC issued further guidance on the interpretations included in SAB 101. The Company is currently analyzing the impact of this Staff Accounting Bulletin.

      In September 2000, the FASB issued SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities--a replacement of FASB Statement No. 125" ("SFAS 140"). SFAS 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company is currently analyzing this new standard.

      K. Accounting for Stock Options

      The Company adopted Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation". SFAS 123 encourages the use of a fair-value-based method of accounting for stock-based awards under which the fair value of stock options is determined on the date of grant and expensed over the vesting period. Under SFAS 123, companies may, however, measure compensation costs for those plans using the method prescribed by Accounting Principles Board Opinion No. 25, ("APB No.25"), "Accounting for Stock Issued to Employees." Companies that apply APB No. 25 are required to include pro forma disclosures of net earnings and earnings per share as if the fair-value-based method of accounting had been applied. The Company elected to account for such plans under the provisions of APB No. 25.

2.    REVERSE ACQUISITION OF SUBSIDIARY

      On October 21, 1997, the Company acquired 100% of the outstanding stock of WEBX Media, Inc., through a reorganization agreement. Under the agreement, the principal shareholders of the Company exchanged their stock on a share for share basis for the stock of the Subsidiary. At the time of the acquisition, the Subsidiary was a non-operating public shell with no significant assets. The Company then converted such shares into shares of the Subsidiary for the purpose of becoming a public company.

      The acquisition has been accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of the Company, pursuant to which the Company is treated as the continuing entity.

3.    DEFERRED REVENUE

      The Company received $250,000 from Steroidogenesis Inhibitors Canada, Inc., ( SI- Canada) for a licensing agreement. The licensing agreement has a duration of ten years beginning with the date the drug is approved for use in Canada. Pursuant to the agreement, the Company has agreed to provide assistance in securing such approval. The revenue will be recognized as expenses are incurred in providing such assistance. The Company is currently involved in litigation with this entity.

4.    COMMITMENTS AND CONTINGENCIES

      The Company has contracted with the Aids Research Alliance to perform clinical testing required pursuant to the Company's efforts to secure FDA approval for ANTICORT. Approximately $469,000 of the $700,000 amended contract was paid as of December 31, 2000. Accrued at December 31, 2000, and paid in early January was $30,000. The Company leases various facilities under operating lease agreements expiring through April 2002. The facilities lease agreements provide for a base monthly payment of $2,620 per month. Rent expense for the year ended December 31, 2000 was $33,119. Future minimum annual lease payments under the facilities lease agreements are as follows: 2001 $32,400, 2002 $2,779.

5.    PROPERTY AND EQUIPMENT

      Property and equipment, at cost, consist of the following as of December 31, 2000:

      Furniture and Fixtures                                       $65,069
      Less accumulated depreciation                                 24,906
                                                                   -------
                                                                   $40,163
                                                                   =======

6.    INCOME TAXES

      The Company follows Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company has net operating loss at December 31, 2000 of approximately of $8,000,000, expiring through 2015. Deferred income tax assets as of December 31, 2000 of $2,700,000 as a result of net operating losses, have been fully offset by valuation allowances. The valuation allowances have been established equal to the full amounts of the deferred tax assets, as the Company is not assured that it is more likely than not that these benefits will be realized.

      A reconciliation of the statutory U.S. Federal rate and effective rates is as follows:

                                                    Years ended December 31,
                                               -------------------------------
                                                       2000         1999
                                               -------------------------------
      Net operating loss benefit                         35%          35%
      Benefit not utilized                              (35%)        (35%)
                                               -------------------------------
      Effective Rate                                     --           --
                                               ===============================

7.    SHAREHOLDERS' DEFICIT

      A. Stock warrants and options:

                                                       Shares        Weighted
                                                                     Average
                                                                  Exercise Price
                                                     ----------   --------------
      Outstanding and exercisable at December         1,318,500         4.88
      31, 1998
      Granted                                           150,000         0.32
      Exercised                                        (100,000)        0.01
      Expired                                        (1,218,500)        5.00
                                                     ----------      -------
      Outstanding and exercisable at December           150,000         2.65
      31, 1999
      Exercised and expired                            (150,000)        0.32
                                                     ----------      -------
      Outstanding and exercisable at December                --           --
      31, 2000                                       ==========      =======

      The 1,218,500 options granted during the year ending December 31, 1998, were pursuant to a 506 offering. This included the 525,000 shares of stock issued in satisfaction of the short-term debt at December 31, 1997. During the year ended December 31, 1999, 150,000 detachable warrants were issued with convertible debentures. The warrants were valued at the difference between the exercise price at the trading price of the stock on the date the warrants were issued. Of the warrants issued, 100,000 were exercised during 1999. The remaining warrants had a cashless exercise feature which adjusted the amount of shares to be issued for the trading price of the stock on the date exercised. In full satisfaction of those outstanding detachable warrants, 38,807 shares were issued in February, 2000.

      B. Stock as compensation and settlement of debt

      The Company issues stock as compensation for services and supplies, valuing such issues premised upon the fair market value of the stock or the services, whichever is more clearly determinable. During 1998, the Company issued 400,000 shares for services rendered by non-employees. During 1999, the Company issued 3,569,250 shares of stock as compensation, valuing such issuances at $465,682. An additional 100,000 shares were issued in January for services incurred and accrued during 1999.

      During the year ended December 31, 2000, the Company issued an aggregate of 3,372,945 shares of common stock to various consultants, in consideration of services rendered or to be rendered to the Company. Such shares were valued at an aggregate of $2,558,467 ranging from .25-.98 per share, representing the fair value of the shares issued. The issuances were recorded as $759,560 of deferred compensation and the balance of $1,798,907 as non-cash compensation expense. During the year ended December 31, 2000 the Company exchanged 875,000 shares of the Company's common stock in settlement of indebtedness.

      C. Stock option plan

      The Company has a stock option plan under which 2,500,000 shares are reserved. At December 31, 2000, no options have been granted pursuant to the plan.

      D. Other

      Outstanding shares does not include 594,352 of shares which were issued without Board approval and are subjected to a court order that prohibits voting or selling such shares.

      E. Stock Warrants

      During the year ended December 31, 2000, the Company issued 100,000 warrants. The following table summarize information about stock warrants at December 31, 2000:

                  Exercise Price            Warrants            Remaining
                                        Outstanding and      Contractual Life
                                       Exercisable Number
                                          Outstanding

                      $1.00                 100,000                 4

8.    RELATED PARTY TRANSACTIONS

      The Subsidiary purchased the technology rights from an entity controlled by the president of the Company for $108,968 which represented the shareholders historical cost of the rights. SI-Canada, subsequent to securing the licensing agreement with the Company, issued 300,000 share to the president of the Company. During 1999, consulting fees of $24,000 were paid to an entity owned by a family member of a director.

9.    RISKS AND UNCERTAINTIES

      Marketability of the product is dependent, among other things, upon securing additional capital to successfully complete the clinical testing of the product, securing FDA approval, and procurement of viable patents.

10.   LITIGATION

      A. Litigation with Canadian Licensee

      On November 4, 1999, the Company filed suit in Nevada, District Court, Clark County, Case No. A410592, against Altachem Pharma, Ltd. of Alberta, Canada, formerly known as Steroidogenesis Inhibitors Canada, Inc. (Altachem) and Steroidogenesis Inhibitors Canada, Inc. (SI Canada) seeking a declaratory judgment, damages and other relief as determined by the Court. SI Canada is the licensee for the Canadian territory for the ANTICORT product, and Altachem is believed to be the parent.

      The Company claimed that the Defendants have interfered with arrangements made with Pashua Partners, L.P. (Pashua). Pashua intended to provide funding and other benefits to the Company. While the Company was in the course of finalizing arrangements with Pashua, SI Canada and Altachem claimed that they were entitled to step into the shoes of Pashua for the pending transaction, even though they were simply a licensee for one Territory.

      Although the Company's lawsuit in Nevada was eventually dismissed on a jurisdictional basis, the Company is currently pursuing the identical claims in the Queens Bench in Edmonton, Alberta, Canada, where SI Canada and Altachem are subject to jurisdiction. In or about November 1999, a lawsuit was filed in Canada where the Company, SI Canada, and Altachem are pursuing their respective claims. Management believes the litigation will be resolved without a material adverse effect on the Company.

      B. Litigation with Former Director

      The Company is currently engaged in litigation with former director Alfred Sapse. Following his resignation, two lawsuits were initiated against the Company by Sapse. In addition, after discovering breaches of fiduciary duties by Sapse, the Company filed a lawsuit against Sapse, Cortisol Medical Research, Inc, (Cortisol) and Sapse for the return and cancellation of illegally issued shares.

      In or about June 2000, Sapse filed a lawsuit against the Company in the District Court, Clark County, Nevada, Case No. A420721. The principal allegations in the lawsuit concern the issuance of shares to members of the board of directors as compensation for services rendered. Since that time, the Board and the recipients of the shares have agreed to rescind the issuance of the shares, and have entered into agreements providing for reissuance at a future date. Management believes the litigation will be resolved without a material adverse effect on the Company.

      In or about September 2000, Sapse filed another lawsuit in District Court, Clark County, Nevada, Case No. A424126. Sapse alleged claims of defamation and invasion of privacy claims. Shortly after the lawsuit was filed, the Court awarded the Company summary judgment, dismissing Sapse's claims against the Company.

      In or about October 2000, the Company filed a lawsuit against Sapse, Cortisol, and Renee Sapse, to remedy a self dealing transaction initiated by Sapse. The Company is actively pursing claims in this lawsuit because Sapse improperly caused the issuance of shares, thus resulting in unfair dilution of shareholder's value. As such, the Company is taking all action necessary to return the improperly issued shares to the Company. Making a preliminary finding that Sapse had breached his fiduciary duties to the Company, the Court has frozen and sterilized hundreds of thousands of shares improperly issued by Sapse.

      Similarly, the Company filed suit in District Court, Dallas County, Texas to stop the transfer of shares currently in the possession of Sapse, Cortisol and Renee Sapse. The Company succeeded in restricting the transfer of all shares in their possession so that the Company may eventually recover all improperly issued shares by Sapse.

11.   FUSION TRANSACTION

      On November 2, 2000, we entered into a common stock purchase agreement with Fusion Capital Fund II, LLC, ("Fusion") pursuant to which Fusion Capital agreed to purchase up to $20 million of the Company's common stock over a 50 month period from January 26, 2001, which period may be extended an additional three months at the Company's discretion.

      Subject to the limits on purchase and the termination rights described below during each month, Fusion Capital shall purchase up to $400,000 of the Company's common stock. The obligation of Fusion Capital to purchase each month is subject to customary conditions, all of which are outside the control of Fusion Capital as well as the Company's right to suspend purchases described below. This monthly amount may be increased or decreased by us. The selling price per share is equal to the lowest of (a) the lowest sale price of our common stock on the day of submission of a purchase notice by Fusion Capital; or
(b) the average of the three lowest closing sale prices of our common stock during the 15 trading days prior to the date of submission of a purchase notice by Fusion Capital; or (c) $20.00.

      The selling price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split or other similar transaction occurring during the 15 trading days in which the closing sale price is used to compute the purchase price. Notwithstanding the foregoing, Fusion Capital may not purchase shares of common stock under the common stock purchase agreement if Fusion Capital or its affiliates would beneficially own more than 9.9% of our then aggregate outstanding common stock immediately after the proposed purchase.

      If the closing sale price of the Company's common stock is below $20.00, the Company has the unconditional right to suspend purchases until the earlier of (1) our revocation of such suspension and (2) such time as the sale price of our common stock is above $20.00. If the closing sales price of the Company's common stock on each of the five trading days immediately prior to the first trading day of any monthly period is at least $5.00, the Company has the right to require that Fusion Capital purchase all or a portion of the remaining amount under the common stock purchase agreement during the next two monthly periods. If the closing sale price of the Company's common stock is below $20.00 for any 10 consecutive trading days, then we may elect to terminate the common stock purchase agreement without any liability or payment to Fusion.

                     EXHIBIT 3.2 BYLAWS ADOPTED MARCH, 2001

                                     BYLAWS
                                       OF
                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.

ARTICLE I

OFFICES

      Section 1. Principal Office.

The principal office of the corporation in the State of Nevada shall be in the City of Las Vegas, County of Clark, State of Nevada.

      Section 2. Other Offices.

The corporation may also have offices in such other places, both within and without the State of Nevada, as may be designated from time to time by the Board of Directors, where any and all business of the Corporation may be transacted, and where meetings of the stockholders and of the Directors may be held with the same effect as though done or held at said principal office.

ARTICLE II

MEETINGS OF STOCKHOLDERS

      Section 1. Place of Annual Meetings.

Annual meetings of the stockholders shall be held at the office of the corporation in the City of Las Vegas, State of Nevada or at such other place, within or without the State of Nevada, as shall be designated by the Board of Directors.

      Section 2. Date of Annual Meetings; Election of Directors.

Annual meetings of the stockholders shall be held at such time and date as the Board of Directors shall determine. At each such annual meeting, the stockholders of the corporation shall elect a Board of Directors and transact such other business as has properly been brought before the meeting in accordance with Section 12 of this Article II.

      Section 3. Special Meetings.

Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, by the Articles of Incorporation or by these Bylaws, may be called by the Chairman of the Board, the Board of Directors, or by the president and not otherwise, except as provided in the following sentence. In the event the corporation shall have failed to hold its annual meeting of stockholders for a period of 18 months from the last preceding annual meeting at which directors were elected or if such annual meeting shall have been held but directors shall not have been elected at such annual meeting, a special meeting of the stockholders shall be called by the president or secretary at the request in writing of a majority of the Board of Directors or at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request from stockholders shall be directed to the Chairman of the Board, the president, the vice president or the secretary.

To be in proper written form, a stockholder's notice must set forth (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the corporation which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the election of directors and any material interest of such stockholder in such election and (iv) a representation that such stockholder intends to appear in person or by proxy at such special meeting to vote on the election of directors at such meeting. The business transacted at such special meeting shall be confined to the election of directors.

      Section 4. Notices of Meetings.

Notices of meetings of the stockholders shall be in writing and signed by the president, a vice president, the secretary, an assistant secretary, or by such other person or persons as the directors shall designate. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place where, it is to be held. A copy of such notice shall be either delivered personally or shall be mailed, postage prepaid, to each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to the stockholder at his address as it appears upon the records of the corporation and upon such mailing of any such notice, the service thereof shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. If no such address appears on the books of the corporation and a stockholder has given no address for the purpose of notice, then notice shall be deemed to have been given to such stockholder if it is published at least once in a newspaper of general circulation in the county in which the principal executive office of the corporation is located. An affidavit of the mailing or publication of any such notice shall be prima facie evidence of the giving of such notice.

Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership shall constitute delivery of such notice to such corporation, association or partnership. If any notice addressed to the stockholder at the address of such stockholder appearing on the books of the corporation is returned to the corporation by the United States Postal Service marked to indicate that it is unable to deliver the notice to the stockholder at such address, all future notices shall be deemed to have been duly given to such stockholder, without further mailing, if the same shall be available for the stockholder upon written demand of the stockholder at the principal executive office of the corporation for a period of one year from the date of the giving of the notice to all other stockholders.

      Section 5. Quorum.

The holders of a majority of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by the statutes of Nevada or by the Articles of Incorporation. Regardless of whether or not a quorum is present or represented at any annual or special meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present in person or represented by proxy, provided that when any stockholders' meeting is adjourned for more than forty-five (45) days, or if after adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum shall be present or represented by proxy, any business may be transacted which might have been transacted at the meeting as originally noticed.

      Section 6. Vote Required.

When a quorum is present or represented at any meeting, the holders of a majority of the stock present in person or represented by proxy and voting shall decide any question brought before such meeting, unless the question is one upon which, by express provision of the statutes of Nevada, the Articles of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. The stockholders present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

      Section 7. Voting of Shares.

Each outstanding share entitled to vote shall be entitled to one (1) vote upon each matter submitted to vote at a meeting of shareholders.

      Section 8. Conduct of Meetings.

Subject to the requirements of the statutes of Nevada, and the express provisions of the Articles of Incorporation and these Bylaws, all annual and special meetings of stockholders shall be conducted in accordance with such rules and procedures as the Board of Directors may determine and, as to matters not governed by such rules and procedures, as the chairman of such meeting shall determine. The chairman of any annual or special meeting of stockholders shall be designated by the Board of Directors and, in the absence of any such designation, shall be the president of the corporation.

      Section 9. Proxies.

At any meeting of the stockholders, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all of the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until
(i) an instrument revoking it or duly executed proxy bearing a later date is filed with the secretary of the corporation or, (ii) the person executing the proxy attends such meeting and votes the shares subject to the proxy, or (iii) written notice of the death or incapacity of the maker of such proxy is received by the corporation before the vote pursuant thereto is counted.

      Section 10. Action by Written Consent.

Any action, except election of directors, which may be taken by a vote of the stockholders at a meeting, may be taken without a meeting and without notice if authorized by the written consent of stockholders holding at least ninety percent (90%) of the voting power.

      Section 11. Inspectors of Election.

In advance of any meeting of stockholders, the Board of Directors may appoint inspectors of election to act at such meeting and any adjournment thereof. If inspectors of election are not so appointed, or if any persons so appointed fail to appear or refuse to act, then, unless other persons are appointed by the Board of Directors prior to the meeting, the chairman of any such meeting may, and on the request of any stockholder or a stockholder proxy shall, appoint inspectors of election (or persons to replace those who fail to appear or refuse to act) at the meeting. The number of inspectors shall not exceed three.

The duties of such inspectors shall include: (a) determining the number of shares outstanding and the voting power of each, the shares represented at the meeting, the existence of a quorum, and the authenticity, validity and effect of proxies; (b) receiving votes, ballots or consents; (c) hearing and determining all challenges and questions in any way arising in connection with the right to vote; (d) counting and tabulating all votes or consents and determining the result; and (e) taking such other action as may be proper to conduct the election or vote with fairness to all stockholders. In the determination of the validity and effect of proxies, the dates contained on the forms of proxy shall presumptively determine the order of execution of the proxies, regardless of the postmark dates on the envelopes in which they are mailed. The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

      Section 12. Action at Meetings of Stockholders.

No business may be transacted at an annual meeting of stockholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the annual meeting by or at the direction of the Board of Directors or (c) otherwise properly brought before the annual meeting by any stockholder of the Corporation (i) who is a stockholder of record on the date of the giving of the notice provided for in this Section 12 and on the record date for the determination of stockholders entitled to vote at such annual meeting and (ii) who complies with the notice procedures set forth in this Section 12.

In addition to any other applicable requirements, for business properly to be brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Chairman of the Board, if any, the President, or the Secretary of the Corporation.

To be timely, a stockholder's notice must be delivered to or mailed and received at the principal executive offices of the Corporation not less than one hundred twenty (120) days nor more than one hundred fifty (150) days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within thirty (30) days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the 5:00 o'clock, p.m., Las Vegas, Nevada time on the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder's notice must set forth as to each matter such stockholder proposes to bring before the annual meeting (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and
(v) a representation that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 12, provided, however, that, once business has been brought properly before the annual meeting in accordance with such procedures, nothing in this Section 12 shall be deemed to preclude discussion by any stockholder of any such business. If the Chairman of an annual meeting determines that business was not brought properly before the annual meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not brought properly before the meeting and such business shall not be transacted.

ARTICLE III

DIRECTORS

      Section 1. Number of Directors.

The exact number of directors that shall constitute the authorized number of members of the Board shall be nine (9), all of who shall be at least 18 years of age. The authorized number of directors may from time to time be increased to not more than fifteen (15) or decreased to not less than three (3) by resolution of the directors of the corporation amending this section of the Bylaws in compliance with Article VIII, Section 2 of these Bylaws. Except as provided in Section 2 of this Article III, each director elected shall hold office until his successor is elected and qualified. Directors need not be stockholders.

      Section 2. Vacancies.

Vacancies, including those caused by (i) the death, removal, or resignation of directors, (ii) the failure of stockholders to elect directors at any annual meeting, and (iii) an increase in the number of directors, may be filled by a majority of the remaining directors though less than a quorum. When one or more directors shall give notice of his or their resignation to the Board, effective at a future date, the acceptance of such resignation shall not be necessary to make it effective. The Board shall have power to fill such vacancy or vacancies to take effect when such resignation or resignations shall become effective, each director so appointed to hold office during the remainder of the term of office of the resigning director or directors. No director or directors of this corporation shall be removed from office except upon the affirmative vote of stockholders owning not less than eighty (80) percent of the issued and outstanding capital stock entitled to voting power.

      Section 3. Authority.

The business of the corporation shall be managed and all corporate powers shall be exercised by or under the direction of the Board of Directors.

      Section 4. Meetings.

The Board of Directors of the corporation may hold meetings, both regular and special, at such place, either within or without the State of Nevada, which has been designated by resolution of the Board of Directors. In the absence of such designation, meetings shall be held at the office of the corporation in the City of Las Vegas, State of Nevada.

      Section 5. First Meeting.

The first meeting of the newly elected Board of Directors shall be held immediately following the annual meeting of the stockholders and no notice of such meeting to the newly elected directors shall be necessary in order legally to constitute a meeting, provided a quorum shall be present.

      Section 6. Regular Meetings.

Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by the Board.

      Section 7. Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board, or the president and shall be called by the president or secretary at the written request of two directors. Notice of the time and place of special meetings shall be given within 30 days to each director (a) personally or by telephone, telegraph, facsimile or electronic means, in each case at least twenty four (24) hours prior to the holding of the meeting, or (b) by mail, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation (or, if it is not so shown on such records and is not readily ascertainable, at the place at which the meetings of the directors are regularly held) at least three (3) days prior to the holding of the meeting. Notice by mail shall be deemed to have been given at the time a written notice is deposited in the United States mails, postage prepaid. Any other written notice shall be deemed to have been given at the time it is personally delivered to the recipient or is delivered to a common carrier for transmission, or actually transmitted by the person giving the notice by electronic means, to the recipient. Oral notice shall be deemed to have been given at the time it is communicated, in person or by telephone or wireless, to the recipient or to a person at the office of the recipient who the person giving the notice has reason to believe will promptly communicate it to the recipient. Any notice, waiver of notice or consent to holding a meeting shall state the time, date and place of the meeting but need not specify the purpose of the meeting.

      Section 8. Quorum.

Presence in person of a majority of the Board of Directors, at a meeting duly assembled, shall be necessary to constitute a quorum for the transaction of business and the act of a majority of the directors present and voting at any meeting, at which a quorum is then present, shall be the act of the Board of Directors, except as may be otherwise specifically provided by the statutes of Nevada or by the Articles of Incorporation. A meeting at which a quorum is initially present shall not continue to transact business in the absence of a quorum.

      Section 9. Action by Written Consent.

Unless otherwise restricted by the Articles of Incorporation or by these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if a written consent thereto is signed by all members of the Board. Such written consent shall be filed with the minutes of proceedings of the Board of Directors.

      Section 10. Telephonic Meetings.

Unless otherwise restricted by the Articles of Incorporation or these Bylaws, members of the Board of Directors or of any committee designated by the Board of Directors may participate in a meeting of the Board or committee by means of a conference telephone network or a similar communications method by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to the preceding sentence constitutes presence in person at such meeting.

      Section 11. Adjournment.

A majority of the directors present at any meeting, whether or not a quorum is present, may adjourn any directors' meeting to another time, date and place. If any meeting is adjourned for more than twenty-four (24) hours, notice of any adjournment to another time, date and place shall be given, prior to the time of the adjourned meeting, to the directors who were not present at the time of adjournment. If any meeting is adjourned for less than twenty-four (24) hours, notice of any adjournment shall be given to absent directors, prior to the time of the adjourned meeting, unless the time, date and place is fixed at the meeting adjourned.

      Section 12. Committees.

The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees of the Board of Directors. Such committee or committees shall have such name or names, shall have such duties and shall exercise such powers as may be determined from time to time by the Board of Directors.

      Section 13. Committee Minutes.

The committees shall keep regular minutes of their proceedings and report the same to the Board of Directors.

      Section 14. Compensation of Directors.

The directors shall receive such compensation for their services as directors, and such additional compensation for their services as members of any committees of the Board of Directors, as may be authorized by the Board of Directors.

      Section 15. Mandatory Retirement of Directors.

Notwithstanding anything to the contrary in these Bylaws, a director shall not serve beyond, and shall automatically retire at, the close of the first meeting of the Board of Directors held during the month in which such director shall become age 70; provided, however, that any person who was a director on December 6, 2000 and who was age 65 or older on such date may serve until, but shall automatically retire at, the close of the first meeting of the Board of Directors held during the month in which such director shall become age 76. If no meeting of the Board of Directors is held during such month, the director shall automatically retire as of the last day of such month. The Board of Directors, however, may waive the provisions of this Section as to any director in its discretion by majority vote of the remaining directors in office.

ARTICLE IV

OFFICERS

      Section 1. Principal Officers.

The officers of the corporation shall be elected by the Board of Directors and shall be a president, a secretary and a treasurer. A resident agent for the corporation in the State of Nevada shall be designated by the Board of Directors. Any person may hold two or more offices.

      Section 2. Other Officers.

The Board of Directors may also elect one or more vice presidents, assistant secretaries and assistant treasurers, and such other officers and agents, as it shall deem necessary.

      Section 3. Qualification and Removal.

The officers of the corporation mentioned in Section 1 of this Article IV shall hold office until their successors are elected and qualify. Any such officer and any other officer elected by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors.

      Section 4. Resignation.

Any officer may resign at any time by giving written notice to the corporation, without prejudice, however, to the rights, if any, of the corporation under any contract to which such officer is a party. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

      Section 5. Powers and Duties; Execution of Contracts.

Officers of this corporation shall have such powers and duties as may be determined by the Board of Directors. Unless otherwise specified by the Board of Directors, the president shall be the chief executive officer of the corporation. Contracts and other instruments in the normal course of business may be executed on behalf of the corporation by the president or any vice president of the corporation, or any other person authorized by resolution of the Board of Directors.

ARTICLE V

STOCK AND STOCKHOLDERS

      Section 1. Issuance.

Every stockholder shall be issued a certificate representing the number of shares owned by him in the corporation. If the corporation shall be authorized to issue more than one class of stock or more than one series of any class, the certificate shall contain a statement setting forth the office or agency of the corporation from which stockholders may obtain a copy of a statement or summary of the designations, preferences and relative or other special rights of the various classes of stock or series thereof and the qualifications, limitations or restrictions of such rights. The corporation shall furnish to its stockholders, upon request and without charge, a copy of such statement or summary.

      Section 2. Facsimile Signatures.

Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures. In case any officer or officers who shall have signed, or whose facsimile signature or signatures shall have been used on, any such certificate or certificates shall cease to be such officer or officers of the corporation, before such certificates shall have been delivered by the corporation, such certificates may nevertheless be issued as though the person or persons who signed such certificates, had not ceased to be an officer of the corporation.

      Section 3. Lost Certificates.

The Board of Directors may direct a new stock certificate to be issued in place of any certificate alleged to have been lost or destroyed, and may require the making of an affidavit of that fact by the person claiming the stock certificate to be lost or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent, require the owner of the lost or destroyed certificate to give the corporation a bond in such sum as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost or destroyed.

      Section 4. Transfer of Stock.

Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed for transfer, it shall be the duty of the corporation to issue a new certificate, cancel the old certificate and record the transaction upon its books.

      Section 5. Record Date.

The directors may fix a date not more than sixty (60) days prior to the holding of any meeting as the date as of which stockholders entitled to notice of and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting. If no record date is fixed by the Board of Directors (a) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be the sixtieth (60th) day preceding the day on which the meeting is held; (b) the record date for determining stockholders entitled to give consent to corporate action in writing without a meeting, when no prior action by the Board has been taken, shall be the day on which the first written consent is given; and (c) the record date for determining stockholders for any other purpose shall be the day on which the Board of Directors adopts the resolution relating thereto, or the sixtieth (60th) day prior to the date of such action, whichever is later. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting, but the Board of Directors shall fix a new record date if the meeting is adjourned for more than forty-five (45) days from the date set for the original meeting.

      Section 6. Registered Stock.

The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the statutes of Nevada.

      Section 7. Dividends.

In the event a dividend is declared, the stock transfer books will not be closed but a record date will be fixed by the Board of Directors and only shareholders of record on that date shall be entitled to the dividend.

ARTICLE VI

INDEMNIFICATION

      Section 1. Indemnity of Directors, Officers and Agents.

The corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was or has agreed to become a director or officer of the corporation or is serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise or by reason of actions alleged to have been taken or omitted in such capacity or in any other capacity while serving as a director or officer. The indemnification of directors and officers by the corporation shall be to the fullest extent authorized or permitted by applicable law, as such law exists or may hereafter be amended (but only to the extent that such amendment permits the corporation to provide broader indemnification rights than permitted prior to the amendment). The indemnification of directors and officers shall be against all loss, liability and expense (including attorneys fees, costs, damages, judgments, fines, amounts paid in settlement and ERISA excise taxes or penalties) actually and reasonably incurred by or on behalf of a director or officer in connection with such action, suit or proceeding, including any appeals; provided, however, that with respect to any action, suit or proceeding initiated by a director or officer, the corporation shall indemnify such director or officer only if the action, suit or proceeding was authorized by the Board of Directors of the corporation, except with respect to a suit for the enforcement of rights to indemnification or advancement of expenses in accordance with Section 3 hereof.

      Section 2. Expenses

The expenses of directors and officers incurred as a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative shall be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding; provided, however, that if applicable law so requires, the advance payment of expenses shall be made only upon receipt by the corporation of an undertaking by or on behalf of the director or officer to repay all amounts as advanced in the event that it is ultimately determined by a final decision, order or decree of a court of competent jurisdiction that the director or officer is not entitled to be indemnified for such expenses under this Article VI.

      Section 3. Enforcement

Any director or officer may enforce his or her rights to indemnification or advance payments for expenses in a suit brought against the corporation if his or her request for indemnification or advance payments for expenses is wholly or partially refused by the corporation or if there is no determination with respect to such request within 60 days from receipt by the corporation of a written notice from the director or officer for such a determination. If a director or officer is successful in establishing in a suit his or her entitlement to receive or recover an advancement of expenses or a right to indemnification, in whole or in part, he or she shall also be indemnified by the corporation for costs and expenses incurred in such suit. It shall be a defense to any such suit (other than a suit brought to enforce a claim for the advancement of expenses under Section 2 of this Article VI where the required undertaking, if any, has been received by the corporation) that the claimant has not met the standard of conduct set forth in the Nevada General Corporation Law.

Neither the failure of the corporation to have made a determination prior to the commencement of such suit that indemnification of the director or officer is proper in the circumstances because the director or officer has met the applicable standard of conduct nor a determination by the corporation that the director or officer has not met such applicable standard of conduct shall be a defense to the suit or create a presumption that the director or officer has not met the applicable standard of conduct. In a suit brought by a director or officer to enforce a right under this Section 3 or by the corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that a director or officer is not entitled to be indemnified or is not entitled to an advancement of expenses under this Section 3 or otherwise, shall be on the corporation.

      Section 4. Non-exclusivity

The right to indemnification and to the payment of expenses as they are incurred and in advance of the final disposition of the action, suit or proceeding shall not be exclusive of any other right to which a person may be entitled under these articles of incorporation or any bylaw, agreement, statute, vote of stockholders or disinterested directors or otherwise. The right to indemnification under Section 1 hereof shall continue for a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, next of kin, executors, administrators and legal representatives.

      Section 5. Settlement

The corporation shall not be obligated to reimburse the amount of any settlement unless it has agreed to such settlement. If any person shall unreasonably fail to enter into a settlement of any action, suit or proceeding within the scope of
Section 1 hereof, offered or assented to by the opposing party or parties and which is acceptable to the corporation, then, notwithstanding any other provision of this Article VI, the indemnification obligation of the corporation in connection with such action, suit or proceeding shall be limited to the total of the amount at which settlement could have been made and the expenses incurred by such person prior to the time the settlement could reasonably have been effected.

      Section 6. Purchase of Insurance.

The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article VI.

      Section 7. Conditions

The corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the corporation or to any director, officer, employee or agent of any of its subsidiaries to the fullest extent of the provisions of this Article VI subject to the imposition of any conditions or limitations as the Board of Directors may deem necessary or appropriate.

ARTICLE VII

GENERAL PROVISIONS

      Section 1. Exercise of Rights.

All rights incident to any and all shares of another corporation or corporations standing in the name of this corporation may be exercised by such officer, agent or proxy holder as the Board of Directors may designate. In the absence of such designation, such rights may be exercised by the Chairman of the Board or the president of this corporation, or by any other person authorized to do so by the Chairman of the Board or the president of this corporation. Except as provided below, shares of this corporation owned by any subsidiary of this corporation shall not be entitled to vote on any matter. Shares of this corporation held by this corporation in a fiduciary capacity and shares of this corporation held in a fiduciary capacity by any subsidiary of this corporation, shall not be entitled to vote on any matter, except to the extent that the settler or beneficial owner possesses and exercises a right to vote or to give this corporation or such subsidiary binding instructions as to how to vote such shares. Solely for purposes of Section 1 of this Article VII, a "subsidiary" of this corporation shall mean a corporation, shares of which possessing more than fifty percent (50%) of the power to vote for the election of directors at the time determination of such voting power is made, are owned directly, or indirectly through one or more subsidiaries, by this corporation.

      Section 2. Interpretation.

Unless the context of a Section of these Bylaws otherwise requires, the terms used in these Bylaws shall have the meanings provided in, and these Bylaws shall be construed in accordance with the Nevada statutes relating to private corporations, as found in Chapter 78 of the Nevada Revised Statutes or any subsequent statute.

ARTICLE VIII

AMENDMENTS

      Section 1. Stockholder Amendments.

Bylaws may be adopted, amended or repealed by the affirmative vote of more than eighty percent (80%) of the outstanding voting shares of this corporation.

      Section 2. Amendments by Board of Directors.

Subject to the right of stockholders as provided in Section 1 of this Article VIII, Bylaws may be adopted, amended or repealed by the Board of Directors.

ARTICLE IX

"ACQUISITION OF CONTROLLING INTEREST" PROVISIONS OF THE NEVADA GENERAL CORPORATION LAW SHALL NOT APPLY

On and after February 16, 1998, the provisions of Section 78.378 to 78.3793, inclusive, of the Nevada Revised Statutes shall not apply to the corporation.

                                  SCHEDULE 14A
                                 (Rule 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                Proxy Statement Pursuant To Section 14(a) of the
                         Securities Exchange Act of 1934

Filed by the Registrant |X|
Filed by a Party other than the Registrant |_|

Check the appropriate box:
|_| Preliminary proxy statement
|X| Definitive proxy statement
|_| Definitive additional materials
|_| Soliciting material under Rule 14a-12
|_| Confidential, for use of the Commission only (as permitted by Rule 14a-6(e)(2)

                 Steroidogenesis Inhibitors International, Inc.
                 (Doing Business as: Samaritan Pharmaceuticals)
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


--------------------------------------------------------------------------------
    (Name of Person(s) Filing Proxy Statement, if Other than the Registrant)

Payment of filing fee (Check the appropriate box):

|X|   No fee required.

|_| Fee computed on the table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

      (1)   Title of each class of securities to which transaction applies:_____

      (2)   Aggregate number of securities to which transaction applies:________

      (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 011:__________________________________

      (4)   Proposed maximum aggregate value of transaction:____________________

      (5)   Total fee paid:_____________________________________________________

|_|   Fee paid previously with preliminary materials:___________________________

|_| Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

      (1)   Amount Previously Paid:

      (2)   Form, Schedule or Registration Statement No.:

      (3)   Filing Party:

      (4)   Date Filed:

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)
                     101 Convention Center Drive, Suite 310
                             Las Vegas, Nevada 89109

Dear Stockholders,

I would like to personally thank each of our stockholders for persevering during a very challenging, but rewarding year. During 2000, we proceeded with our goal to manage the company in a very focused manner. We strengthened our management team, added experienced new members to our Board of Directors, and we entered into a $20 million common stock purchase agreement. All in all, 2000 was a year of major redefinition for our company.

The most significant news for Samaritan Pharmaceuticals in 2000 was the acquisition of the Procaine Patent, and the accomplishment of majority of the Phase lb/lla studies for Anticort(TM), our drug candidate for the indication of AIDS/HIV. If positive, we plan to submit the results in a New Drug Application
(NDA) to the FDA by late 2001 or early 2002.

While we made a major restructuring of our staff during 2000, we were able to remain focused on enhancing the credibility and stockholder value of our company. We were able to add two senior-level consultants to our team: Dr. Vassilli Papadopoulos, Senior Scientific Advisor of Georgetown University and Dr. Laura Kragie, Regulatory Affairs. These additions are reflective of the expanded need for clinical and regulatory leadership as we continue development of Anticort(TM)in human trials.

As I outline our goals for 2001, I do so with the backdrop of our 2000 results and with a different profile for our company. Last year we had one drug candidate and the hope of positive results from our clinical trial. This year, we have plans to submit our first drug candidate, acquire new patents and technologies and expand our plans to submit for additional (IND) Investigational New Drug applications, to mitigate any risk with a lack of positive results from any one-drug candidate. By any measure, Samaritan Pharmaceuticals is a different company today, and one that I hope validates your support for the company as we move forward to build a "Samaritan Pipeline."

Our financial picture has improved substantially since November of 2000. We entered into a common stock purchase agreement with Fusion Capital Fund ll, LLC, where they agreed to buy $20 million of our common stock. With these resources, we are now considering a wide range of options for Anticort(TM) and the acquisition of new patents and technologies. We are focused on commercialization activities including acquisitions of related patents and technologies for AIDS/HIV, Alzheimer's and Cancer, all "fast track" candidates. I encourage you to read the attached Annual Report on Form 10-KSB for more detailed information about Samaritan Pharmaceuticals. I also encourage you to visit our website at www.samaritanpharmaceuticals.com to register for the immediate release of news to your email address. It is our goal to provide efficient and convenient access to information.

This year poses great challenges and great opportunities for Samaritan Pharmaceuticals. We are very excited about the future of our company. We believe we have a real opportunity to make a difference for millions of people with AIDS/HIV and other disorders. We remain dedicated to our stockholders. Thank you for your continued support and investment in Samaritan Pharmaceuticals.

Yours truly,


Dr. Janet Greeson
Chairman of the Board
Chief Executive Officer

April 3, 2001

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)
                     101 Convention Center Drive, Suite 310
                             Las Vegas, Nevada 89109

                    NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
                           To Be Held April 24, 2001

      The Annual Meeting of Stockholders of Steroidogenesis Inhibitors International Inc., a Nevada corporation (the "Company"), will be held on Tuesday, April 24, 2001 at 10:00 a.m., local time, at The Ritz-Carlton Hotel, in Washington D.C., for the following purposes:

      1. To elect nine directors to serve on the Company's board of directors until their successors are elected and duly qualified;

      2. To consider, approve and ratify an amendment to the Company's Articles of Incorporation to change its name from Steroidogenesis Inhibitors International, Inc. to Samaritan Pharmaceuticals, Inc.;

      3. To consider, approve and ratify an amendment to the Company's Articles of Incorporation to increase the number of authorized shares of Common Stock from 25,000,000 to 100,000,000;

      4. To consider, approve and ratify an amendment to the Company's Articles of Incorporation to establish a class of preferred stock and to authorize the issuance of up to 5,000,000 shares in such series and with such rights, designations and preferences as the board of directors may determine;

      5. To consider and approve the adoption of the Company's 2001 Stock Incentive Plan;

      6. To consider, approve and ratify the appointment of Feldman Sherb Horowitz & Co., as our independent auditors for the fiscal year ending December 31, 2001; and

      7. To transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

      The foregoing matters are described in more detail in the enclosed proxy statement. The board of directors has fixed the close of business on March 27, 2001, as the record date for the determination of the stockholders entitled to notice of, and to vote at, the Annual Meeting or any postponement or adjournment thereof. Only those stockholders of record of the Company as of the close of business on that date will be entitled to vote at the Annual Meeting or any postponement or adjournment thereof.

      All stockholders entitled to vote are cordially invited to attend the Annual Meeting in person. Whether or not you plan to attend, please sign and return the enclosed proxy as promptly as possible in the envelope enclosed for your convenience. Should you receive more than one proxy because your shares are registered in different names and addresses, each proxy should be signed and returned to ensure that all your shares will be voted. You may revoke your proxy at any time prior to the Annual Meeting. If you attend the Annual Meeting and vote by ballot, your proxy will be revoked automatically and only your vote at the Annual Meeting will be counted.

                                       By Order of the Board of Directors,


                                       Dr. Janet Greeson
                                       Chairman of the Board
                                       Chief Executive Officer
Las Vegas, Nevada
April 3, 2001

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, AND COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE AND RETURN IT IN THE ENCLOSED ENVELOPE.

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)

                                 PROXY STATEMENT

                                TABLE OF CONTENTS
                                                                            PAGE

PROXY STATEMENT................................................................1

GENERAL INFORMATION ABOUT VOTING...............................................1

STOCKHOLDER PROPOSALS TO BE PRESENTED AT NEXT ANNUAL MEETING...................2

PROPOSAL NO. 1: ELECTION OF DIRECTORS..........................................2

PROPOSAL NO. 2: AMEND THE ARTICLES OF INCORPORATION TO CHANGE THE
   NAME OF THE COMPANY.........................................................9

PROPOSAL NO. 3: AMEND THE ARTICLES OF INCORPORATION TO INCREASE THE
   NUMBER OF AUTHORIZED SHARES OF COMMON STOCK................................10

PROPOSAL NO. 4: AMEND THE ARTICLES OF INCORPORATION TO AUTHORIZE
   PREFERRED STOCK............................................................13

PROPOSAL NO. 5: APPROVAL OF THE STOCK INCENTIVE PLAN..........................14

PROPOSAL NO. 6: RATIFICATION OF APPOINTMENT OF AUDITORS.......................18

STOCKHOLDER PROPOSALS.........................................................19

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE.......................19

OTHER MATTERS.................................................................19

EXHIBIT A: AUDIT COMMITTEE CHARTER

EXHIBIT B: PREFERRED STOCK AMENDMENT

                 1STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                 (Doing Business as: Samaritan Pharmaceuticals)
                     101 Convention Center Drive, Suite 310
                             Las Vegas, Nevada 89109

                                 PROXY STATEMENT

      Your vote at the Annual Meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope. This proxy statement has information about the Annual Meeting and was prepared by our management for the board of directors. This proxy statement and the accompanying proxy card are first being mailed to you on or about April 1,2001.

                        GENERAL INFORMATION ABOUT VOTING

Who can vote?

      You can vote your shares of common stock if our records show that you owned the shares on March 27, 2001. A total of 22,808,442 shares of common stock can vote at the Annual Meeting. You get one vote for each share of common stock. The enclosed proxy card shows the number of shares you can vote.

How do I vote by proxy?

      Follow the instructions on the enclosed proxy card to vote on each proposal to be considered at the Annual Meeting. Sign and date the proxy card and mail it back to us in the enclosed envelope. The proxy holders named on the proxy card will vote your shares as you instruct. If you sign and return the proxy card but do not vote on a proposal, the proxy holders will vote for you on that proposal. Unless you instruct otherwise, the proxy holders will vote for each of the director nominees and for each of the other proposals to be considered at the meeting.

What if other matters come up at the Annual Meeting?

      The matters described in this proxy statement are the only matters we know will be voted on at the Annual Meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

Can I change my vote after I return my proxy card?

      Yes. At any time before the vote on a proposal, you can change your vote either by giving our Secretary a written notice revoking your proxy card or by signing, dating, and returning to us a new proxy card. We will honor the proxy card with the latest date.

Can I vote in person at the Annual Meeting rather than by completing the proxy card?

      Although we encourage you to complete and return the proxy card to ensure that your vote is counted, you can attend the Annual Meeting and vote your shares in person.

What do I do if my shares are held in "street name"?

      If your shares are held in the name of your broker, a bank, or other nominee, that party should give you instructions for voting your shares.

How are votes counted?


      We will hold the Annual Meeting if holders of a majority of the shares of common stock entitled to vote either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the proposals listed on the proxy card.

      If your shares are held in the name of a nominee, and you do not tell the nominee by April 14, 2001 how to vote your shares (so-called "broker non-votes"), the nominee can vote them as it sees fit only on matters that are determined to be routine, and not on any other proposal. Broker non-votes will be counted as present to determine if a quorum exists but will not be counted as present and entitled to vote on any non-routine proposal.

Who pays for this proxy solicitation?

      We do. The Company will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this proxy statement, the proxy and any additional solicitation materials furnished to stockholders. Copies of solicitation materials will be furnished to brokerage houses, fiduciaries, and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, the Company may reimburse such persons for their costs in forwarding the solicitation materials to such beneficial owners. In addition to sending you these materials, some of our employees may contact you by telephone, by mail, or in person. None of these employees will receive any extra compensation for doing this.

      The Company has also engaged Georgeson Shareholder Communication, Inc. ("GSC") to provide routine advice and services for proxy solicitation. GSC will receive a fee of approximately $20,000 for such advice and services which will be paid by the Company.

                      STOCKHOLDER PROPOSALS TO BE PRESENTED
                             AT NEXT ANNUAL MEETING

      In order for stockholder business to be included in the Company's proxy statement for a meeting or properly brought before that meeting by a stockholder, the stockholder must have given timely notice in writing to the Secretary of the Company. A stockholder proposal for the 2002 Annual Meeting must be received at the Company's principal executive offices at 101 Convention Center Drive, Suite 301, Las Vegas, NV 89109 no later than January 1, 2002 to be considered timely. Inclusion of stockholder proposals in the Company's proxy statement for a meeting also requires satisfaction of certain conditions established by the Securities and Exchange Commission.

                      PROPOSAL NO. 1: ELECTION OF DIRECTORS

General

      Our bylaws, which were approved by the directors on March 6, 2001, provide that our board shall consist of nine (9) directors that shall be divided into three classes. A single class of directors shall be elected each year at the annual meeting, and each director shall be elected to serve for a term ending on the date of the third annual meeting of stockholders after his election and until his successor has been elected and duly qualified, subject to any transition periods. This election occurs during a transition period because all of our current directors were elected before our bylaws divided the board of directors into staggered classes, and each of our current directors' terms expire at this Annual Meeting.

      Nine directors in total are to be elected at this Annual Meeting. Three directors shall be elected to each of the three classes. Class I directors shall be elected to serve until the 2004 annual meeting, Class II directors shall be elected to serve until the 2003 Annual Meeting, and Class III directors shall be elected to serve until the 2002 Annual Meeting. Each director elected shall serve until his successor is elected and duly qualified. The board has nominated three members to each class, and in the event any nominee is unable or unwilling to serve as a nominee, the proxies may be voted for any substitute nominee designated by the present board of directors or the proxy holders to fill such vacancy. Our board of directors has no reason to believe that the persons named will be unable or unwilling to serve as nominees or as directors if elected.

      Set forth below is certain information concerning the nominees for each class:

                     CLASS OF DIRECTOR AND YEAR TERM EXPIRES

Class I
(Term Expires 2004)                                              Current Position(s)
Nominee                        Age          Director Since       With Company
-------                        ---          --------------       ------------
Dr. Janet Greeson              57           October 1997         Director, C.E.O., Secretary

Paul Burkett                   79           October 1997         Director

Welter Holden                  70           October 1997         Director

Class II
(Term Expires 2003)
Nominees
Eugene Boyle                   35           June 2000            Director, CFO, COO

Brian Sullivan                 48           March 2001           Director

Cynthia Thompson               40           March 1999           Director

Class III
(Term Expires 2002)
Nominees
Douglas Bessert                43           March 2001           Director, Vice President

H. Thomas Winn                 60           March 1999           Director

Vassilios Papadopoulas, Ph.D.  40           Nominee              None

Business Experience of Director Nominees

      Class I Directors

      Janet Greeson, Ph.D. has been our Chief Executive Officer since October 30, 2000, and our Secretary Executive Vice President and a Director, since the Companies inception as a public company, November 1997. Dr. Greeson was our President from June 2000, until October 30, 2000. Dr. Greeson is a well known Psychologist and author, and has appeared on numerous radio and TV shows. She has been an Executive in the business of healthcare for over 25 years and founded, grew and merged over 20 companies which were acquired by Columbia/HCA (NYSE:COL) and went on to facilitate over 20 more hospital acquisitions for Columbia. Dr. Greeson has an eclectic past, she served on the Board of Directors of an International Anonymous organization as an Executive Director for eight years, worked with Mother Theresa and was the U.S. Congressional Nominee for the State of Nevada in 1994. Dr. Greeson currently serves on the Advisory Board of Directors of Maxheal Inc., a company pursuing the sale of various pharmacological products, and on the Board of Restaurant Connections International, Inc., a company with approximately 13 licensed Pizza Hut locations in Brazil. Dr. Greeson devotes substantially all of her time to the affairs of Samaritan Pharmaceuticals. Dr. Greeson is the mother of Mr. Boyle.

      Welter "Budd" Holden has been a Director since October 31, 1997. Mr. Holden assisted the Company in recruiting and networking patients for clinical trials. For the past five years, Mr. Holden has been an independent consultant providing architectural and interior design advice. Mr. Holden is the Chairman of our Business/Scientific Advisory Board. Mr. Holden received his BA in architectural and interior design from the Pratt Institute.

      Paul J. Burkett has been a Director since October 31, 1997. Since 1996 Mr. Burkett has worked in independent mining and real estate ventures. Mr. Burkett has served as a member of the Board of Directors of Aaminex Capital Corporation, a company holding inactive mining properties in Nevada and equity in Nevada Gold and Casinos, Inc. Since 1993 Mr. Burkett has been a Vice-President and a Director of Nevada Gold and Casinos, Inc., a public gaming and real estate development firm. Since March 1998, Mr. Burkett has been the President of Goldfield Resources, a wholly owned subsidiary of Nevada Gold and Casinos that owns approximately 500 inactive mining claims.

      Class II Directors

      Eugene Boyle has been our Chief Financial Officer, Chief Operation Officer, and a Director since June 16, 2000. Mr. Boyle received a BSE in Computer Engineering and Applied Mathematics from Tulane University and an MBA from Babson College. From 1993 to 1994, Mr. Boyle was employed by Columbia/HCA as its Chief Operations Officer for the southeast region. Mr. Boyle assisted with mergers and acquisitions of numerous hospitals, and he was responsible for reducing operational expenses. Mr. Boyle has passed the series 7 and 63 securities brokerage registered representative exams, although he is not a practicing representative. Mr. Boyle is the son of Dr. Greeson.

      Brian Sullivan has been a Director since March 15, 2001. Mr. Sullivan has a BA in Psychology and English from the University of Massachusetts at Amherst, and a Masters in Victorian Philosophy from the University of Hall in England. From 1982 to 1996, Mr. Sullivan served as Director of Pratesi of Beverly Hills, where he was responsible for negotiating a relationship with Neiman-Marcus, starting new franchises, and opening new stores. From 1996 through 1997, Mr. Sullivan was Director of Antiques at Charles Pollack, in Los Angeles, increasing sales by over $1M in one year.

      Cynthia C. Thompson has been a Director since March 31, 1999. Ms. Thompson is the founder, and since May 1998, has served as the Chief Executive Officer of United States Service Company, a service company serving food and beverage original equipment manufacturers and food service vendors nationwide. In May 1998, Ms. Thompson founded Intuitive Solutions International, Inc., a Houston, Texas firm engaged in capital formation and operations management consulting, where she serves as the President. From May 1987 to May 1993 Ms. Thompson was a representative at E.F. Hutton/Shearson Lehman Brothers in the Regional Institutional Group assisting with bank and institutional accounts. From May 1993 to May 1994, she was a corporate accounts representative with Oppenheimer & Company, Inc., and from May 1994 to May 1998, she was the Director, Corporate Finance Department, of D.E. Frey & Company, Inc., a brokerage firm.

      Class III Directors

      Doug Bessert has been a Director since March 15, 2001. Mr. Bessert received his BS in Marketing from the University of Wyoming. Since April 1999, Mr. Bessert has been the founder and a consultant of Douglas D. Bessert Financial Consultants, a financial consulting firm that manages portfolios for over 230 clients. From October 1981 until November 2000, Mr. Bessert was a partner, developer, and marketer at Country Lane Estates, a real estate development company.

      Vassilios Papadopoulas, Ph.D. received his Degrees of Extensive Studies and a doctorate in Animal Biology and Physiology, and a doctorate in Health and Life Sciences from University Pierre and Marie Curie (Paris VI). Dr. Papadopoulas currently heads the Division of Hormone Research and is Professor of Cell Biology, Pharmacology and Neuroscience at Georgetown University Medical Center.

Achievements by Dr. Papadopoulas include the Gold Medal from the City of Athens for Outstanding Performance in Secondary Education, Sandoz Award, Endocrine Society of Australia (1988), James Shannon Director's Award from NIDDK, NIK (1991-1993), and Research Career Development Award, NICHD, NIH (1993-1998).

      H. Thomas Winn has served as a Director since March 31, 1999. Mr. Winn has served as the Chairman, Chief Executive Officer, President and a Director of Nevada Gold & Casinos, Inc., a public gaming and real estate development firm, since January 1994. He has also served as Chairman and President of Aaminex Capital Corporation, a consulting and venture capital firm since 1983.

Required Vote

      Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the nominees named above. The nine candidates receiving the highest number of affirmative votes of the shares represented and voting on this particular matter at the Annual Meeting will be elected directors of the Company, to serve their respective terms and until their successors have been elected and duly qualified.

Recommendation of the board of directors

      Our board of directors recommends that the stockholders vote "FOR" the election of the nominees above.

                      THE BOARD OF DIRECTORS AND COMMITTEES

      Our board of directors met 11 times during 2000. The board of directors acted upon 12 "Written Consents in Lieu of Special Meetings." All of our directors attended more than 75% of the aggregate of the total number of meetings of our board and its committees.

      Our Audit Committee currently consists of Thomas Winn, Cynthia Thompson and Paul Burkett. Our board established the Audit Committee on June 16, 2000. The Audit Committee did not meet during the year 2000. The Audit Committee:

o recommends to our board of directors the independent auditors to conduct the annual audit of our books and records;

o     reviews the proposed scope and results of the audit;

o     approves the audit fees to be paid;

o reviews accounting and financial controls with the independent public accountants and our financial and accounting staff; and

o reviews and approves transactions between us and our directors, officers and affiliates.

      Our Compensation Committee currently consists of three directors, Cynthia Thompson, Budd Holden, and Paul Burkett. Our board established the Compensation Committee on June 16, 2000. The Compensation Committee did not meet during 2000. The Compensation Committee:

o reviews and recommends the compensation arrangements for management including the compensation for our president and chief executive officer;

o establishes and reviews general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals; and

o     administers our stock option plans.

      The board of directors currently does not have a nominating committee or a committee performing the functions of a nominating committee. Although there are no formal procedures for you to nominate persons to serve as directors, the board of directors will consider recommendations from you, which should be addressed to Steroidogenesis Inhibitors International, Inc., 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109.

      Our officers are elected by our board of directors and serve until the earlier of their resignation or removal, or until their successors have been duly elected and qualified.

                             EXECUTIVE COMPENSATION

      The following table summarizes the compensation paid to our chief executive officer and the other four most highly paid executive officers whose total salary and bonus exceed $100,000 for the year ended December 31, 2000, whom we refer to as our named executive officers:

                           SUMMARY COMPENSATION TABLE

                                                                                  Long-Term
                                                Annual Compensation             Compensation
                                                -------------------             ------------
                                                                  Salary         Securities
     Executive Officer          Year      Salary      Bonus       Accrued    Underlying Options
     -----------------          ----      ------      -----       -------    ------------------
       Janet Greeson*           1998        0           0            0                0
                                1999      40,000        0            0                0
                                2000      30,000        0         282,000             0

       Eugene Boyle*            1998        0           0            0                0
                                1999        0           0            0                0
                                2000        0           0         182,000             0

----------
      * On June 16, 2000, Dr. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen received, respectively, 1,000,000, 250,000, 500,000, 100,000, 100,000, 100,000 and 1,000,000 shares of the Company's common stock as compensation for past services rendered to the Company. On February 28, 2001, the Company's board of directors rescinded all such shares effective as of November 2, 2000, subject to an agreement to re-issue the rescinded shares upon stockholder approval of an increase in the authorized shares of common stock as described in Proposal 3 below. Such rescinded shares are not included in the amounts shown in the table above.

1997 Stock Option Plan

      Our 1997 Stock Option Plan (the "Plan") was adopted by our board of directors and approved by our stockholders at the 1997 Annual Meeting. Two million five hundred thousand shares of common stock were reserved for issuance upon exercise of options granted under the Plan.

      The purpose of the Plan is to promote the success of our Company and its subsidiaries by facilitating the retention of competent personnel and by furnishing incentive to officers, directors, employees, consultants, and advisors upon whose efforts Steroidogenesis Inhibitors International's success will depend to a large degree.

      The compensation committee of our board of directors administers our Plan. The committee has sole power and authority, consistent with the provisions of our Plan, to determine which eligible participants will receive awards, the form of the awards and the number of shares of our common stock covered by each award. The committee may impose terms, limits, restrictions and conditions upon awards, and may modify, amend, extend or renew awards, to accelerate or change the exercise timing of awards or to waive any restrictions or conditions to an award.

      Our Plan permits the granting of options to purchase shares of our common stock intended to qualify as incentive stock options under the Internal Revenue Code and stock options that do not qualify as incentive options. The option exercise price of each option will be determined by the committee. The term of each option will be fixed by the committee. The committee will determine at what time or times each option may be exercised and, the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.

      As of March 25, 2001 the Company has not granted any options to purchase any of the Company's Common Stock under the Plan. Our board of directors has agreed to terminate the Plan upon stockholder approval of the Samaritan Pharmaceuticals, Inc. 2001 Stock Incentive Plan.

401(k) Plan

      We adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, covering our full-time employees located in the United States. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) plan by employees, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Under the 401(k) plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such contribution contributed to the 401(k) plan. The 401(k) plan does permit additional matching contributions to the 401(k) plan by us on behalf of participants in the 401(k).

                            AUDIT COMMITTEE REPORT ON
                 DECEMBER 31, 2000 AUDITED FINANCIAL STATEMENTS

      The Audit Committee of our board of directors of the Company is composed of three independent directors, as required by Nasdaq listing standards. The Audit Committee operates under a written charter adopted by our board of directors, which is attached as Exhibit A to this Proxy Statement and is responsible for overseeing the company's financial reporting process on behalf of our board of directors. The members of the Audit Committee are Thomas Winn, Cynthia Thompson and Paul Burkett. Each year, the Audit Committee recommends to our board of directors, subject to stockholder ratification, the selection of the Company's independent auditors.

      Management is responsible for the Company's financial statements and the financial reporting process, including internal controls. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to monitor and oversee these processes.

      In this context, the Audit Committee has met and held discussions with management and Feldman Sherb Horowitz & Co., the Company's independent auditors. Management represented to the Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee discussed with Feldman Sherb

Horowitz & Co. the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees). These matters included a discussion of Feldman Sherb Horowitz & Co.'s judgments about the quality (not just the acceptability) of the Company's accounting principles as applied to financial reporting.

      Feldman Sherb Horowitz & Co. also provided the Audit Committee with the written disclosures and letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the Audit Committee discussed with Feldman Sherb Horowitz & Co. that firm's independence. The Audit Committee further considered whether the provision by Feldman Sherb Horowitz & Co. of the non-audit services described elsewhere in this Proxy Statement is compatible with maintaining the auditors' independence.

      Based upon the Audit Committee's discussion with management and the independent auditors and the Audit Committee's review of the representation of management and the disclosures by the independent auditors to the Audit Committee, the Audit Committee recommended to our board of directors that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2000, for filing with the Securities and Exchange Commission. The Audit Committee and the Board of Directors have also recommended the selection of Feldman Sherb Horowitz & Co. as the company's independent auditors for 2001, subject to stockholder ratification.

Thomas Winn
Cynthia Thompson
Paul Burkett

                             PRINCIPAL STOCKHOLDERS

The following table sets certain information regarding beneficial ownership of our common stock as of March 1, 2001, and as adjusted to reflect the sale of the shares offered hereby, by:

      o each person who we know beneficially owns more that 5% of our common stock;
      o     each member of our board of directors;
      o     each of our named executive officers; and
      o     all directors and executive officers as a group.

      Unless otherwise indicated, the address for each stockholder listed is c/o Steroidogenesis Inhibitors International, Inc., 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109. Except as otherwise indicated, each of the persons named in this table has sole voting and investment power with respect to all the shares indicated.

      For purposes of calculating the percentage beneficially owned, 23,402,794 shares of common stock equivalents are deemed outstanding as of March 27, 2001. None of the following stockholders holds or contains any outstanding or unexercised warrants or options.

                 ---------------------------------------------------
                                          Number of
                                          Shares        Percent of
                 Name of Beneficial       Beneficially  Common Stock
                 Owner                    Owned+        Outstanding
                 -----                    ------        -----------
                 ---------------------------------------------------
                 Eugene Boyle             1,319,000     6%
                 ---------------------------------------------------
                 Paul Burkett               128,500     *
                 ---------------------------------------------------
                 Janet Greeson              200,000     *
                 ---------------------------------------------------
                 Budd Holden                200,000     *
                 ---------------------------------------------------
                 Brian Sullivan             750,000     3%
                 ---------------------------------------------------
                 Cynthia Thompson           154,000     *
                 ---------------------------------------------------
                 Tom Winn                   260,000     1%
                 ---------------------------------------------------
                 Albert Wollen              200,000     *
                 ---------------------------------------------------

-----------
      + On June 16, 2000, Dr. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen received, respectively, 1,000,000, 250,000, 500,000, 100,000, 100,000, 100,000 and 1,000,000 shares, of the Company's common stock as compensation for past services rendered to the Company. On February 28, 2001, the Company's board of directors rescinded all such shares effective as of November 2, 2000, subject to an agreement to re-issue the rescinded shares upon stockholder approval of an increase in the authorized shares of common stock as described in Proposal 3 below. Such rescinded shares are not included in the amounts shown in the table above.

      * Less than 1%

                      PROPOSAL NO. 2: AMEND THE ARTICLES OF
                 INCORPORATION TO CHANGE THE NAME OF THE COMPANY

      Our board of directors proposes that you approve the amendment of our Articles of Incorporation to change the name of the Company from Steroidegenesis Inhibitors International, Inc. to Samaritan Pharmaceuticals, Inc.

Company Name Should Reflect the Company's New Strategic Focus

      Our board of directors believes the Company has experienced a significant change in the character and strategic focus of its business. Samaritan Pharmaceuticals symbolizes this new mission which is to save lives with "Drug Discovery" and broaden our current portfolio with life saving drugs. A new name has been suggested by advisors, investment bankers, shareholders, scientist, and the brokerage community, alike.

      Our new byline "Whoever saves one life, saves the world entire" taken from Shindler's List properly reflects our core mission. We can also pursue technologies that relate to our focus on Alzheimer's Cancer, and HIV that do not necessarily relate to the anicortisol drugs.

      Our board of directors proposes that you approve an amendment of the Articles of Incorporation to change the Company name to reflect the new strategic focus of the Company. Our board proposes the name "Samaritan Pharmaceuticals, Inc."

      If the proposed name change is adopted by the stockholders, you will not be required to exchange any of your outstanding stock certificate for a new certificate.

Article Subject to Amendment

      If the proposed amendment is approved by the stockholders, the Article FIRST will be amended to read as follows:

    "FIRST: The name of the Corporation is "Samaritan Pharmaceuticals, Inc."

Required Vote

      The affirmative vote of a majority of the shares of outstanding Common Stock is required for approval of this proposal. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present. Abstentions and broker non-votes will have the same effect as a negative vote on this proposal.

Recommendation of the Board of Directors

      Our board of directors recommends a vote "FOR" the proposal to amend the Articles of Incorporation to change the Company name.

             PROPOSAL NO. 3: AMEND THE ARTICLES OF INCORPORATION TO
            INCREASE THE NUMBER OF AUTHORIZED SHARES OF COMMON STOCK

      Nevada law permits the Company to issue shares of common stock only to the extent such shares have been authorized for issuance under its Articles of Incorporation. Increasing the amount of authorized common stock will ensure that sufficient shares will be available to raise additional capital through the sale of equity securities, to acquire another company or its assets, to establish strategic relationships, to provide equity incentives to employees, or for such other corporate purposes that our board of directors determines are in the best interests of the Company and its stockholders.

      In accordance with a resolution of the board of directors dated September 6, 2000, we filed an amendment to our articles of incorporation on December 15, 2000, to increase the number of our authorized shares of common stock from 25,000,000 shares to 50,000,000 shares. We have been advised by counsel to the Company that effective upon our filing the articles of amendment with the Secretary of State of the State of Nevada on December 15, 2000, such increase in the number of our authorized shares of common stock became effective. However, we have also been advised by counsel to the Company that it would be consistent with the board of directors' fiduciary duties to our stockholders to submit for ratification by our stockholders any increase above 25,000,000 shares in the number of our authorized shares of common stock. We are therefore requesting that our stockholders approve an amendment to our articles of incorporation to increase the number of authorized shares of common stock to 100,000,000 shares. Prior to any increase in the number of authorized shares of common stock, the Company had an aggregate of 25,000,000 shares of common stock authorized. If the stockholders do not approve the increase in the number of authorized shares of common stock to 100,000,000 shares, the board of directors has determined to reduce the number of authorized shares of common stock to the original 25,000,000 shares to reflect the stockholders vote.

      If the stockholders do not approve the increase in the number of authorized shares of common stock to 100,000,000, there would be only 1,856,611 authorized and unissued shares of common stock which we may issue in the future. Such 1,856,611 shares of common stock have been reserved for issuance to Fusion Capital Fund II, LLC under the common stock purchase agreement described below. Since the Company does not have any sources of revenue or significant tangible assets which can be borrowed against, for the foreseeable future we must be able to sell our capital stock in order to generate sufficient working capital to continue our operations.

      In addition, while the Company has no plans or proposals at this time, the board of directors has determined that it is in the best interest of our stockholders to pursue strategic acquisitions and alliances.

Given the Company's present financial position, the Company must be able to issue shares of our common stock in order to complete any significant strategic acquisition or alliance. The board of directors believes that increasing the number of our authorized shares of common stock to 100,000,000 will provide a sufficient number of authorized shares of common stock for the foreseeable future.

      Accordingly, our board of directors is requesting that the stockholders approve, an amendment to its Articles of Incorporation, under Section 78.390 of the Nevada General Corporations Code, to increase of the number of authorized shares of common stock to 100,000,000. Other than as set forth below, the board has no present agreement or arrangement to issue any of the shares for which approval is sought. If the amendment is approved by the stockholders, the board of directors does not intend to solicit further stockholder approval prior to the issuance of any additional shares of common stock, except as may be required by applicable law.

Purpose and Effect of the Amendment

      The increase in authorized common stock will not have any immediate effect on the rights of existing stockholders. The board of directors, however, will have the authority to issue authorized common stock without further stockholder approval, except as may be required by applicable law or the rules or regulations of any exchange or market on which our class of common stock may trade. To the extent that additional authorized shares are issued in the future, including the rescinded shares discussed below, they may decrease your existing percentage equity ownership of the Company.

      The increase in the authorized number of shares of common stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. Shares of authorized and unissued common stock could, within the limits imposed by applicable law, be issued in one or more transactions which would make a change in control of the Company more difficult, and therefore less likely. Any such issuance of additional stock could have the effect of diluting the earnings per share and book value per share of outstanding shares of common stock and such additional shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company.

      The board of directors is not currently aware of any attempt to take over or acquire the Company. While it may be deemed to have potential anti-takeover effects, the proposed amendment to increase the authorized common stock is not prompted by any specific effort or takeover threat currently perceived by management.

Consequences to the Company if the Number of Authorized Shares is not Increased

      General. Since the Company does not have any sources of revenue or significant tangible assets which can be borrowed against, for the foreseeable future the Company must be able to sell its capital stock in order to generate sufficient working capital to continue our operations. Therefore, if the number of authorized shares of common stock is not increased, the Company will not have sufficient working capital to continue our operations The availability of additional shares of common stock is particularly important in the event that the board of directors determines that it needs to undertake any of the foregoing actions on an expedited basis.

      Financing with Fusion Capital. Under a common stock purchase agreement between the Company and Fusion Capital Fund II, LLC, dated November 2, 2000 as amended on January 3, 2001, Fusion Capital agreed to purchase up to $20 million of common stock over a 50-month period commencing January 26, 2001. In general, Fusion Capital agreed to purchase $400,000 of common stock each month. A registration statement covering the resale of the shares to be purchased by Fusion Capital under the purchase agreement was declared effective by the Securities and Exchange Commission on January 26, 2001. The Company registered an estimated 9,932,807 shares of common stock that could be issued and sold to Fusion Capital for resale on that registration statement. However, unless the stockholder's approve an increase in the number of authorized shares of common stock, the maximum amount available for us to sell to Fusion Capital would be 1,856,611 shares of common stock.

      If the stockholders do not approve the proposal to increase the authorized shares of common stock, the amount of financing we can obtain under the purchase agreement with Fusion Capital will be extremely limited. At such time as the Company does not have any additional shares to sell to Fusion Capital, Fusion Capital has the right to terminate its financing of the Company. The termination by Fusion Capital of its financing would have a material adverse effect on the ability of the Company to remain in business.

      Rescission of 3,500,000 Shares of Common Stock. On June 16, 2000, the Company issued 3,500,000 shares of common stock as compensation for past services to certain officers and directors of the Company and to third party service providers as payment for past services rendered to the Company. Such officers and directors of the Company and such third party service providers had not been compensated for past services rendered to the Company. In connection with the November 2, 2000, common stock purchase agreement between Fusion Capital and the Company, the Company and such officers and directors of the Company and third party service providers by agreement dated as of November 2, 2000, agreed to rescind the issuances of an aggregate of 3,500,000 shares of common stock made on June 16, 2000. The 3,500,000 rescinded shares will not be counted as outstanding or entitled to vote at the Annual Meeting.

      As part of that rescission, however, the Company and such persons entered into an agreement requiring that the Company re-issue such rescinded shares in the same names and amounts upon approval by the stockholders of the proposal to increase the authorized shares of common stock. In the event that the proposal to increase the authorized shares of common stock is not approved by the stockholders, the Company has agreed to pay such persons a $0.25 per share cash value in respect of their rescinded shares in lieu of issuing replacement shares of common stock to such persons. In such event, the Company could be required to the pay $875,000 in the aggregate to such persons. The Company does not have the financial resources to pay this amount if the stockholders do not approve an increase in the number of authorized shares.

Article Subject to Amendment

      If the proposed amendment is approved by the stockholders, the Article FIFTH of the Company's Articles of Incorporation will be amended to read as follows:

      "FIFTH: The corporation is authorized to issue 100,000,000 shares, of "common stock," $0.001 par value. The board of directors is hereby authorized to fix or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of common stock, and the number of shares constituting any such series and the designation thereof, or any of them. The board of directors is also authorized to increase or decrease the number of shares of any series, prior or subsequent to the issue of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to the adoption of the resolution originally fixing the number of shares of such series."

Required Vote

      The affirmative vote of a majority of the shares of outstanding Common Stock is required for approval of this proposal. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present. Abstentions and broker non-votes will have the same effect as a negative vote on this proposal.

Recommendation of the Board of Directors

      Our board of directors unanimously recommends that the stockholders vote "FOR" the proposal to amend the Articles of Incorporation to increase the number of authorized shares of common stock to 100,000,000 shares.

               PROPOSAL NO. 4: AMEND THE ARTICLES OF INCORPORATION
                          TO AUTHORIZE PREFERRED STOCK

      Our board of directors has determined that the Company's Articles of Incorporation should be further amended to authorize the issuance of up to 5,000,000 shares of preferred stock with such rights and preferences as the board may determined. The Company is not presently authorized to issue preferred stock

      If approved, the shares of preferred stock will be available for issuance from time to time for such purposes and consideration as the board of directors may approve. No further vote of the stockholders of the Company will be required, except as provided under laws of the State of Nevada or the rules and regulations of any exchange or market on which the Company's securities may trade. The availability of preferred stock for issuance, without the delay and expense of obtaining the approval of stockholders at a special meeting, will afford the Company the means of raising additional capital or defending against any potential hostile or abusive takeover threats.

      The Company's class of preferred stock would be "blank check" preferred stock and may have such terms, including dividend or interest rates, conversion prices, voting rights, redemption prices, maturity dates, and other rights, preferences and limitations as determined by the board of directors in its sole discretion. The board also has the sole authority to issue such shares of preferred stock to whomever and for whatever purposes it may deem appropriate. The text of the Articles as it would read assuming the stockholders' adoption of this proposal is set forth under "Preferred Stock Amendment" on Exhibit B attached hereto. Stockholders are urged to read Exhibit B carefully.

      The authorization of a class of preferred stock and the subsequent issuance of such shares could have the effect of delaying or preventing a change in control of the Company without further action by the stockholders. Shares of authorized and unissued preferred stock could, within the limits imposed by applicable law, be issued in one or more transactions which would make a change in control of the Company more difficult, and therefore less likely. Any such issuances could have the effect of diluting the fully diluted earnings per share and book value per share of the Common Stock and such shares could be used to dilute the stock ownership or voting rights of a person seeking to obtain control of the Company.

      The board of directors has no present plans or intention of issuing any shares of preferred stock, except as may be issued pursuant to the implementation of a shareholder's rights plan, if such a plan is ever adopted by the board. None of the directors or executive officers of the Company has any financial or other personal interest in this proposal.

Required Vote

      The affirmative vote of a majority of the shares of outstanding Common Stock is required for approval of this proposal. Abstentions and broker non-votes will be counted as present for purposes of determining if a quorum is present. Abstentions and broker non-votes will have the same effect as a negative vote on this proposal.

Recommendation of the Board of Directors

      Our board of directors recommends a vote "FOR" the proposal to amend the Articles of Incorporation to authorize Preferred Stock.

              PROPOSAL NO. 5: APPROVAL OF THE STOCK INCENTIVE PLAN

      Our board of directors proposes that you approve the Samaritan Pharmaceuticals, Inc. 2001 Stock Incentive Plan (the "2001 Plan"). The company previously established the Webx Media, Inc. 1997 Stock Option Plan under which no awards have been granted to date. We believe that it is in the company's best interest to terminate the 1997 plan and replace it with the 2001 Plan. Upon approval of the 2001 Plan by the shareholders, the 1997 plan will be terminated.

      The following is a fair and complete summary of the 2001 Plan as proposed. This summary is qualified in its entirety by reference to the full text of the 2001 Plan. You may obtain, free of charge, a copy of the 2001 Plan by writing to our Secretary, Janet Greeson, Ph.D., c/o Steroidogenesis Inhibitors International, Inc., 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109.

General

      Purpose: The purpose of the 2001 Plan as proposed is to promote our long-term growth and profitability by providing key people with incentives to improve stockholder value and contribute to our growth and financial success and by enabling us to attract, retain and reward the best-available people.

      Shares Available under the 2001 Plan: The number of awards that we may grant under the 2001 Plan in each calendar year will not exceed twenty percent (20%) of (i) the total shares of common stock outstanding on a fully diluted basis, without taking into account awards outstanding under the 2001 Plan that are exercisable for or convertible into common stock or that are unvested stock awards (referred to as "outstanding awards"), at the close of business on the last day of the preceding calendar year, less (ii) the number of shares subject to "outstanding awards" at the close of business on that date. In no event, however, will more than an aggregate of twelve (12) million shares of common stock be issued pursuant to incentive stock options intended to qualify under
Section 422 of the Internal Revenue Code. The maximum number of shares of common stock subject to awards of any combination that may be granted under the 2001 Plan during any fiscal year to any one individual is limited to 500,000, or, only in the initial year of an individual's employment with our company, 1,000,000. If any award, or portion of an award, under the 2001 Plan expires or terminates unexercised, becomes unexercisable or is forfeited or otherwise terminated, surrendered or canceled as to any shares, or if any shares of common stock are surrendered to us in connection with any award (whether or not such surrendered shares were acquired pursuant to any award), the shares subject to such award and the surrendered shares will thereafter be available for further awards under the 2001 Plan.

      As of March 21, 2001 the fair market value of a share of common stock, determined by the last reported sale price per share of common stock on such date as quoted on the Nasdaq SmallCap Market, was $.65

      Administration: The 2001 Plan will be administered by our directors or by a committee or committees as the board may appoint from time to time. The administrator has full power and authority to take all actions necessary to carry out the purpose and intent of the 2001 Plan, including, but not limited to, the authority to: (i) determine who is eligible for awards, and the time or times at which such awards will be granted; (ii) determine the types of awards to be granted; (iii) determine the number of shares covered by or used for reference purposes for each award; (iv) impose such terms, limitations, restrictions and conditions upon any such award as the administrator deems appropriate; (v) modify, amend, extend or renew outstanding awards, or accept the surrender of outstanding awards and substitute new awards (provided however, that, except as noted below, any modification that would materially adversely affect any outstanding award may not be made without the consent of the holder); (vi) accelerate or otherwise change the time in which an award may be exercised or becomes payable and to waive or accelerate the lapse, in whole or in part, of any restriction or condition with respect to such award, including, but not limited to, any restriction or condition with respect to the vesting or exercisability of an award following termination of any grantee's employment or consulting relationship; and (vii) establish objectives and conditions, if any, for earning awards and determining whether awards will be paid after the end of a performance period.

      In the event of a stock dividend of, or stock split or reverse stock split affecting the common stock, (i) the maximum number of shares as to which we may grant awards under the 2001 Plan and the maximum number of shares with respect to which we may grant awards during any one fiscal year to any individual, and
(ii) the number of shares covered by and the exercise price and other terms of outstanding awards, will be adjusted to reflect such event unless the board of directors determines that no such adjustment will be made.

      Except as provided above, in the event of any change affecting the common stock, the company or its capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a "change in control" of the company (as defined in the 2001 Plan), the administrator, in its discretion and without the consent of the holders of the awards, will make (i) appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the 2001 Plan (in the aggregate and with respect to any individual during any one fiscal year of the company), and (ii) any adjustments in outstanding awards, including but not limited to modifying the number, kind and price of securities subject to awards.

      In the event of any transaction resulting in a "change in control" of the company (as defined in the 2001 Plan), outstanding stock options and stock appreciation rights under the 2001 Plan will terminate upon the effective time of the "change in control" unless provision is made for the continuation, assumption, or substitution of the awards by the surviving or successor entity. In the event of such termination, the holders of stock options and stock appreciation rights under the 2001 Plan will be permitted to exercise all portions of awards that are exercisable, for at least twenty days prior to the effective time of the "change in control." Any such exercise of any portion of an award that becomes exercisable as a result of a "change in control" will be deemed to occur immediately prior to the effective time of such "change in control."

      Without the consent of award holders, the administrator may make adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting the company, or the financial statements of the company or any affiliate, or of changes in applicable laws, regulations, or accounting principles, whenever the administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2001 Plan.

      Without the consent of award holders, the administrator may make any modifications to any awards, including but not limited to cancellation, forfeiture, surrender or other termination of the awards, in whole or in part regardless of the vested status of the award, to facilitate any business combination the board of directors authorizes to comply with requirements for treatment as a pooling of interests transaction for accounting purposes under generally accepted accounting principles.

      Participation: Participation in the 2001 Plan will be open to all of our employees, advisors, sales representatives, officers, directors and other individuals providing bona fide services to us or any of our affiliates, as the administrator may select from time to time. As of March22, 2001 all 6 non-employee directors, and approximately 5 employees, advisors, sales representatives, and consultants would be eligible to participate in the 2001 Plan.

Type of Awards

      The 2001 Plan as proposed would allow for the grant of stock options, stock appreciation rights, stock awards, phantom stock awards and performance awards. The administrator may grant these awards separately or in tandem with other awards. The administrator will also determine the prices, expiration dates and other material conditions governing the exercise of the awards. We, or any of our affiliates, may make or guarantee loans to assist grantees in exercising awards and satisfying any withholding tax obligations arising from awards.

      Stock Options: The 2001 Plan allows the administrator to grant either awards of incentive stock options, as that term is defined in section 422 of the Internal Revenue Code, or nonqualified stock options; provided, however, that only our employees or employees of our subsidiaries may receive incentive stock option awards. Options intended to qualify as incentive stock must have an exercise price at least equal to fair market value on the date of grant, but nonqualified stock options may be granted with an exercise price less than fair market value. The option holder may pay the exercise price in cash, by tendering shares of common stock, by a combination of cash and shares, or by any other means the administrator approves.

      Stock Appreciation Rights: The 2001 Plan allows the administrator to grant awards of stock appreciation rights which entitle the holder to receive a payment in cash, in shares of common stock, or in a combination of both, having an aggregate value equal to the spread on the date of exercise between the fair market value of the underlying shares on that date and the base price of the shares specified in the grant agreement.

      Stock and Phantom Stock Awards: The 2001 Plan allows the administrator to grant restricted or unrestricted stock or deferred stock awards, or awards denominated in stock-equivalent units to eligible participants with or without payment of consideration by the grantee. Stock awards and phantom stock awards may be paid in cash, in shares of common stock, or in a combination of both.

      Performance Awards: The 2001 Plan allows the administrator to grant performance awards which become payable in cash, in shares of common stock, or in a combination of both, on account of attainment of one or more performance goals established by the administrator. The administrator may establish performance goals based on our operating income, or that of our affiliates, or one or more other business criteria the administrator may select that applies to an individual or group of individuals, a business unit, or us or our affiliate as a whole, over such performance period as the administrator may designate.

      Other Stock-Based Awards: The 2001 Plan allows the administrator to grant stock-based awards which may be denominated in cash, common stock, or other securities, stock equivalent units, stock appreciation units, securities or debentures convertible into common stock, or any combination of the foregoing. These awards may be paid in common stock or other securities, in cash, or in a combination of common stock, other securities and cash.

Awards Under the Plan

      Because participation and the types of awards available for grant under the 2001 Plan as proposed are subject to the discretion of the administrator, the benefits or amounts that any participant or groups of participants may receive if the 2001 Plan is approved are not currently determinable. To date, no awards have been granted under the 2001 Plan.

Amendment and Termination

      Our board of directors may terminate, amend or modify the 2001 Plan or any portion thereof at any time. Unless sooner terminated by our board, the 2001 Plan will terminate on March 31, 2011.

Federal Income Tax Consequences

      The following is a general summary of the current federal income tax treatment of stock options, which would be authorized for grants under the 2001 Plan as proposed, based upon the current provisions of the Internal Revenue Code and regulations promulgated thereunder.

      Incentive Stock Options: Incentive stock options under the 2001 Plan are intended to meet the requirements of section 422 of the Internal Revenue Code. No tax consequences result from the grant of the option. If an option holder acquires stock upon exercise, the option holder will not recognize income for ordinary income tax purposes (although the difference between the option exercise price and the fair market value of the stock subject to the option may result in alternative minimum tax liability to the option holder) and we will not be allowed a deduction as a result of such exercise, provided that the following conditions are met: (a) at all times during the period beginning with the date of the granting of the option and ending on the day three months before the date of such exercise, the option holder is our employee or an employee of one of our subsidiaries; and (b) the option holder makes no disposition of the stock within two years from the date of the option grant nor within one year after the transfer of the stock to the option holder. The three-month period extends to one year in the event of disability and is waived in the event of death of the employee. If the option holder sells the stock after complying with these conditions, any gain realized over the price paid for the stock ordinarily will be treated as capital gain, and any loss will be treated as capital loss, in the year of the sale.

      If the option holder fails to comply with the employment requirements discussed above, the tax consequences will be substantially the same as for a nonqualified option, discussed below. If the option holder fails to comply with the holding period requirements discussed above, the option holder will recognize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the stock on the date the option was exercised over the exercise price or (ii) the excess of the amount realized upon such disposition over the adjusted tax basis of the stock. Any additional gain ordinarily will be recognized by the option holder as capital gain, either long-term or short-term, depending on the holding period of the shares. If the option holder is treated as having received ordinary income because of his or her failure to comply with either condition above, we will be allowed an equivalent deduction in the same year.

      Nonqualified Stock Options: No tax consequences result from the grant of the option. An option holder who exercises a nonqualified stock option generally will realize compensation taxable as ordinary income in an amount equal to the difference between the exercise price and the fair market value of the shares on the date of exercise, and we will be entitled to a deduction from income in the same amount in the fiscal year in which the exercise occurred. The option holder's basis in these shares will be the fair market value on the date income is realized, and when the holder disposes of the shares he or she will recognize capital gain or loss, either long-term or short-term, depending on the holding period of the shares.

      Disallowance of Deductions: The Internal Revenue Code disallows deductions for publicly held corporations with respect to compensation in excess of $1,000,000 paid to the corporation's chief executive officer and its four other most highly compensated officers. However, compensation payable solely on account of attainment of one or more performance goals is not subject to this deduction limitation if certain statutory requirements are satisfied. Under this exception, the deduction limitation does not apply with respect to compensation otherwise deductible on account of stock options and stock appreciation rights granted at fair market value under a plan, such as the 2001 Plan, that limits the number of shares that may be issued to any individual and which is approved by the corporation's stockholders.

Required Vote

      The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to approve the proposal. Broker non-votes and abstentions are not treated as votes cast for this purpose and have no effect on the outcome of the vote.

Recommendation of the Board of Directors

      Our board of directors unanimously recommends that the stockholders vote "FOR" adoption of the 2001 Stock Incentive Plan.

             PROPOSAL NO. 6: RATIFICATION OF APPOINTMENT OF AUDITORS

      Our board of directors has appointed the firm of Feldman Sherb Horowitz & Co, independent public auditors for the Company during fiscal year 2000, to serve in the same capacity for the fiscal year ending December 31, 2001, and is asking the stockholders to ratify this appointment. The affirmative vote of the holders of a majority of the shares represented by proxy and voting at the Annual Meeting is required to ratify the selection of Feldman Sherb Horowitz & Co.

      In the event the stockholders fail to ratify the appointment, the Board of Directors will reconsider its selection. Even if the selection is ratified, our board of directors in its discretion may direct the appointment of a different independent auditing firm at any time during the year if our board of directors believes that such a change would be in the best interests of the Company and its stockholders.

      A representative of Feldman Sherb Horowitz & Co is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

      The affirmative vote of a majority of the votes cast affirmatively or negatively at the Annual Meeting of stockholders at which a quorum representing a majority of all outstanding shares entitled to vote is present and voting, either in person or by proxy, is required for approval of this proposal. Abstentions and broker non-votes will each be counted as present for purposes of determining the presence of a quorum. Neither abstentions nor broker non-votes will have any effect on the outcome of the proposal.

Fees and Independence

      Audit Fees. Feldman Sherb Horowitz & Co. billed us an aggregate of $15,000 for professional services rendered for the audit of our financial statements for fiscal year ended December 31, 2000 and its reviews of our financial statements included in our Forms 10-Q during the 2000 fiscal year.

      Financial Information Systems Design and Implementation Fees. During the fiscal year ended October 31, 2000, Feldman Sherb Horowitz & Co. provided no services and therefore billed no fees to us in connection with financial information systems design and implementation .

      All Other Fees. During the fiscal year ended December 31, 2000 Feldman Sherb Horowitz & Co. billed us an aggregate of $ 5,000 for services rendered in connection with acquisition, due diligence assistance and tax consulting.

      The Audit Committee of the Board of Directors has determined that the provision of services by Feldman Sherb Horowitz & Co. described in the preceding two paragraphs are compatible with maintaining Feldman Sherb Horowitz & Co.'s independence as our principal accountant.

Required Vote

      The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting will be required to ratify the appointment of Feldman Sherb Horowitz & Co. as our independent auditors for the year ending December 31, 2001. Broker non-votes and abstentions are not treated as votes cast for this purpose and have no effect on the outcome of the vote.

Recommendation of the Board of Directors

      Our board of directors recommends a vote "FOR" ratification of the appointment of Feldman Sherb Horowitz & Co. as our independent auditors.

                              STOCKHOLDER PROPOSALS

      To be considered for presentation to the Annual Meeting to be held in 2002, a stockholder proposal must be received by Janet Greeson, Ph.D., Secretary, Steroidogenesis Inhibitors International, Inc., 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109, no later than January 1, 2002.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Our directors and executive officers are required to file reports with the Securities and Exchange Commission indicating the number of shares of our common stock that they beneficially own and any changes in such beneficial ownership. Copies of such reports must be provided to us. Based upon our review of such reports and other information, we believe that our directors and executive officers filed all required reports during 2000, except for Mrs. Greeson, Ms. Thompson and Messrs. Boyle, Burkett, Holden, Winn and Wollen who each failed to report the receipt of 1,000,000, 250,000, 500,000, 100,000, 100,000, 100,000 and
1,000,000 shares, respectively, of the Company's common stock received in June 2000 as compensation for past services rendered to the Company.

                                  OTHER MATTERS

      Our board of directors knows of no other business which will be presented to the Annual Meeting. If any other business is properly brought before the Annual Meeting, proxies in the enclosed form will be voted in respect thereof in accordance with the judgments of the persons voting the proxies.

      It is important that the proxies be returned promptly and that your shares be represented. You are urged to sign, date and promptly return the enclosed proxy card in the enclosed envelope.

      We have filed an Annual Report on Form 10-KSB for the year ending December 31, 2000, with the Securities and Exchange Commission. You may obtain, free of charge, a copy of the Form 10-KSB by writing to our Secretary, Janet Greeson, Ph.D., c/o Steroidogenesis Inhibitors International, Inc., 101 Convention Center Drive, Suite 310, Las Vegas, Nevada 89109. Our Form 10-KSB is also available through our website at www.samaritanpharmaceutical.com.

                                            By Order of the Board of Directors,


                                            Dr. Janet Greeson
                                            Chairman of the Board
                                            Chief Executive Officer
Dated: April 3, 2001
Las Vegas, Nevada

                  PLEASE DETACH AT PERFORATION BEFORE MAILING
--------------------------------------------------------------------------------

                                      PROXY

                 STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC.
                     101 Convention Center Drive, Suite 310
                            Las Vegas, Nevada 89109

          THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Janet Greeson and Douglas Bessert, and each of them, with or without the other, as the true and lawful proxies of the undersigned, with full power of substitution, to vote as designated below, all shares of Common Stock, $.001 par value per share, of Steroidogenesis Inhibitors International, Inc. (the "Company") that the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company (the "Annual Meeting"), to be held at The Ritz Carlton Hotel, Washington D.C., on Tuesday, April 24, 2001 at 10:00am, local time, and all adjournments thereof, all in accordance with and as more fully described in the Notice and accompanying Proxy Statement for such meeting, receipt of which is hereby acknowledged.

THE SHARES REPRESENTED BY THIS PROXY, WHEN THIS PROXY IS PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED "FOR" THE ELECTION OF THE NOMINEES HEREIN LISTED, "FOR" THE AMENDMENT CHANGING THE COMPANY'S NAME FROM STEROIDOGENESIS INHIBITORS INTERNATIONAL, INC. TO SAMARITAN PHARMACEUTICALS, INC., "FOR" THE AMENDMENT INCREASING THE AUTHORIZED SHARES FROM 25,000,000 TO 100,000,000, "FOR" THE AMENDMENT TO AUTHORIZE AND TO ISSUE UP TO 5,000,000 SHARES OF PREFERRED STOCK, "FOR" THE APPROVAL OF THE SAMARITAN PHARMACEUTICALS, INC. 2001 STOCK INCENTIVE PLAN, AND "FOR" THE RATIFICATION OF FELDMAN SHERB HOROWITZ & CO AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2001.

IF YOU WISH TO VOTE IN ACCORDANCE WITH THE BOARD OF DIRECTORS' RECOMMENDATIONS, JUST SIGN ON THE REVERSE SIDE. YOU NEED NOT MARK ANY BOXES.

   RETURN PROXY CARD IN ENCLOSED ENVELOPE AFTER COMPLETING, SIGNING AND DATING

                                                                     -----------
                                                                     SEE REVERSE
                                                                         SIDE
                                                                     -----------

                 "YOUR VOTE IS IMPORTANT. THANK YOU FOR VOTING"

"Steroidogenesis Inhibitors International, Inc. encourages you to consider voting your shares electronically over the Internet or by telephone. These convenient ways by which you can vote your shares eliminate the need to return the proxy card.

                       INSTRUCTIONS FOR VOTING YOUR PROXY

This proxy covers all shares of Steroidogenesis Inhibitors International, Inc. held of record.

                     THERE ARE THREE WAYS TO VOTE YOUR PROXY

                                TELEPHONE VOTING

This method of voting is available for residents of the U.S. and Canada. On a touch tone telephone, call TOLL FREE 1-800-850-5356, 24 hours a day, 7 days a week. You will be asked to enter ONLY the CONTROL NUMBER shown below. Have your proxy card ready, then follow the prerecorded instructions. Your vote will be confirmed and cast as you directed. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern time on April 23, 2001.

                                 INTERNET VOTING

Visit the internet voting website at http://proxy.georgeson.com. Enter the COMPANY NUMBER and CONTROL NUMBER shown below and follow the instructions on your screen. You will incur only your usual internet charges. Available 24 hours a day, 7 days a week until 5:00 p.m. Eastern time on April 23, 2001.


                                 VOTING BY MAIL

Simply mark, sign and date your proxy card and return it in the postage-paid envelope. If you are voting by telephone or the internet, please do not mail your proxy card.

              --------------                      --------------
              COMPANY NUMBER                      CONTROL NUMBER
              --------------                      --------------

TO VOTE YOUR SHARES ELECTRONICALLY YOU MUST USE THE CONTROL NUMBER PRINTED IN THE BOX ABOVE JUST BELOW THE PERFORATION. THIS CONTROL NUMBER MUST BE USED TO ACCESS THE SYSTEM.

                  PLEASE DETACH AT PERFORATION BEFORE MAILING
--------------------------------------------------------------------------------

|X| Please mark your
    votes in boxes below
    using dark ink only

--------------------------------------------------------------------------------
     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF DIRECTORS
                     AND FOR PROPOSALS 2, 3, 4, 5, 6, AND 7
--------------------------------------------------------------------------------

1.    Election of Directors

      Director Nominees: Janet Greeson, Ph.D.;                           FOR ALL
      Vassilios Papadopoulas, Ph.D.; Eugene Boyle;       FOR   WITHHOLD  EXCEPT
      Brian Sullivan; Cynthia Thompson; Paul Burkett;    |_|     |_|       |_|
      Welter Holden; Douglas Bessert; H. Thomas Winn.


Nominee Exceptions

2.    Approve and ratify an amendment to the Company's
      Articles of Incorporation to change its name from  FOR   AGAINST  ABSTAIN
      Steroidogenesis Inhibitors International, Inc. to  |_|     |_|       |_|
      Samaritan Pharmaceuticals, Inc.

3.    Approve and ratify an amendment to the Company's
      Articles of Incorporation to increase the number   FOR   AGAINST  ABSTAIN
      of authorized shares of Common Stock from          |_|     |_|       |_|
      25,000,000 to 100,000,000.

4.    Approve and ratify an amendment to the Company's
      Articles of Incorporation to establish a class of  FOR   AGAINST  ABSTAIN
      preferred stock and to authorize the issuance of   |_|     |_|       |_|
      up to 5,000,000 shares in such series and with such rights, designations and preferences as the board of directors may determine.

5.    Approve the Samaritan Pharmaceuticals, Inc. 2001   FOR   AGAINST  ABSTAIN
      Stock Incentive Plan.                              |_|     |_|       |_|

6.    Ratify the appointment of Feldman Sherb Horowitz
      & Co as the Company's independent auditors for     FOR   AGAINST  ABSTAIN
      the fiscal year ending December 31, 2001.          |_|     |_|       |_|

7.    In discretion, the proxies are authorized to vote
      on such other matters as may properly come before  FOR   AGAINST  ABSTAIN
      the Annual Meeting or any adjournments thereof.    |_|     |_|       |_|


                                    Dated: _______________________________, 2001

                                    ____________________________________________
                                    Signature(s)

                                    ____________________________________________
                                    Signature(s)

                                    Note: Please sign exactly as name appears on
                                          this proxy. When Shares are held by
                                          joint tenants, both should sign. When
                                          signing as attorney, executor,
                                          administrator, trustee, guardian,
                                          corporate officer or partner, give
                                          full title as such. If a corporation,
                                          please sign in corporate name by an
                                          authorized officer. If a partnership,
                                          please sign in partnership name by an
                                          authorized person.

PLEASE VOTE, SIGN EXACTLY AS NAME APPEARS ABOVE, DATE AND RETURN THIS PROXY FORM
                 PROMPTLY USING THE ENCLOSED POSTPAID ENVELOPE.

                                    EXHIBIT A

                             AUDIT COMMITTEE CHARTER

Organization

      There shall be a committee of the Board of Directors (the "Board") to be known as the Audit Committee. The Audit Committee of the Board shall be comprised of at least three directors who are independent of management and Steroidogenesis Inhibitors International, Inc. (the "Company"). Members of the Audit Committee shall be considered independent if they have no relationship to the Company that may interfere with the exercise of their independence from management and the Company. All Audit Committee members will be financially literate, and at least one member will have accounting or related financial management expertise.

Statement of Policy

      The Audit Committee shall provide assistance to the directors in fulfilling their responsibility to the shareholders, potential shareholders and investment community relating to the oversight and monitoring of corporate accounting and reporting practices of the Company, as well as the quality and integrity of financial reports of the Company. In so doing, it is the responsibility of the Audit Committee to maintain free and open communication between the directors, the independent auditors, the internal auditors and the financial management of the Company.

Frequency of Meetings

      The Audit Committee will meet at least four times each year or more frequently as deemed necessary to perform its required duties. The Audit Committee may ask members of management or others to attend the meeting and provide pertinent information as necessary.

Responsibilities

      The Audit Committee believes its policies and procedures should remain flexible in order to best assist the Board in fulfilling its oversight responsibilities in reviewing: (1) financial reporting functions and related financial information that will be provided to the shareholders and others, (2) the Company's external and internal audit processes and (3) systems of internal control and compliance.

Duties of the Audit Committee

      In carrying out these responsibilities, the Audit Committee will:

      A. Financial Reporting and Related Financial Information

o For as long as the Company is a publicly held company subject to the reporting requirements under the Exchange Act of 1934, as amended, review the quarterly financial statements and related Management's Discussion and Analysis ("MD&A") with financial management and the independent auditors prior to the filing of the Form 10-Q to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the Audit Committee by the auditors. The Chairman of the Audit Committee may represent the entire Audit Committee for purposes of this review.

o For as long as the Company is a publicly held company subject to the reporting requirements under the Exchange Act of 1934, as amended, review the financial statements, auditors' opinion and MD&A contained in the annual report to shareholders prior to the filing of the Form 10-K (or prior to the press release of results, if possible) with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders.

o Review with financial management and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the Audit Committee by the auditors. Also, review with financial management and the independent auditors their judgments about the quality, not just acceptability, of accounting principles and the clarity of the financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the Company's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.

      External and Internal Audit Processes

o Inquire of management, the internal auditor, and the independent auditors about significant risks or exposures, and assess the steps management has taken to minimize such risks to the Company.

o Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company.

o Have a clear understanding with the independent auditors that they are ultimately accountable to the Board of Directors and the Audit Committee, as the shareholders' representatives, who have the ultimate authority in deciding to engage, evaluate, and if appropriate, terminate their services.

o Meet with the independent auditors and financial management of the Company to review and approve the scope of the proposed audit and timely quarterly reviews for the current year, the procedures to be utilized and the independent auditors' compensation (including fees for non-audit services).

o Review, at the conclusion of the annual audit and quarterly reviews, the independent auditors' summary of significant accounting, auditing and internal control issues identified, along with recommendations and management's corrective action plans (management letter). Such review should also address any significant changes to the original audit plan and any serious disputes with management during the audit or review. Management should notify the Audit Committee when it seeks a second opinion on a significant accounting issue.

o On an annual basis, obtain from the independent auditors a written communication delineating all their relationships and professional services as required by Independence Standards Board Standard No. 1:
      Independence Discussions with Audit Committees. In addition, review with the independent auditors the nature and scope of any disclosed relationships or professional services and take, or recommend that the Board of Directors take, appropriate action to ensure the continuing independence of the auditors.

o Review and concur with management's appointment, termination or replacement of the director of internal audit.

o Review the internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year and the coordination of such plans with the independent auditors.

o Receive prior to each meeting a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.

o Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present. Among the items to be discussed in these meeting are the independent auditors' evaluation of the Company's financial, accounting and auditing personnel, and the cooperation that the independent auditors received during the course of audit.

      Internal Control and Compliance

o Review with the independent auditors, the Company's internal auditor and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions or procedures that might be deemed illegal or otherwise improper.

o Review at least annually with management the process for monitoring adherence to the Company's corporate compliance program, including any significant compliance findings.

o Review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements or related Company compliance policies.

      Reporting by the Audit Committee and Other Matters

o Report the results of the annual audit to the Board of Directors. If requested by the Board, invite the independent auditors to attend the full Board of Directors' meeting to assist in reporting the results of the annual audit or to answer other directors' questions.

o Minutes of all meeting will be maintained and approved by the Audit Committee. The Chairman of the Audit Committee shall submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each Audit Committee meeting with, the Board of Directors.

o Review accounting and financial human resources and succession planning within the Company.

o Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

o Obtain the full Board of Directors' approval of this Charter and review and reassess this Charter as conditions dictate, at least annually.

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                                    EXHIBIT B

                            PREFERRED STOCK AMENDMENT

      The Board of Directors is authorized to issue up to five million (5,000,000) shares of preferred stock. The relative rights, preferences and limitations of such preferred stock shall be determined by resolution of the Board in its sole discretion, and by filing a certificate pursuant to applicable law. The Board shall have the sole authority to issue shares of such preferred stock to whomever and for whatever purposes it deems appropriate. The Board is expressly authorized to divide such preferred shares into separate series, with each series separately designated so as to distinguish the shares thereof from the shares of all other series. Each share of each series preferred stock shall have the same relative rights as, and be identical in all respects with, all the other shares of the same series. Among other things, the Board may designate the following variations among any of the various series of preferred stock without further action of the stockholders of the Company:

      (a) the distinctive series designation and the number of shares constituting such series;

      (b) the dividend rate or the amount of dividends to be paid on the shares of such series, whether dividends shall be cumulative and, if so, from which date(s), the payment date(s) for dividends, and the participating or other special rights, if any, with respect to dividends;

      (c) the voting powers, full or limited, if any, of shares of such series;

      (d) whether the shares of such series shall be redeemable and, if so, the price(s) at which, and the terms and conditions on which, such shares may be redeemed;

      (e) the amount(s) payable upon the shares of such series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Company;

      (f) whether the shares of such series shall be entitled to the benefit of a sinking or retirement fund to be applied to the purchase or redemption of such shares, and if so entitled, the amount of such fund and the manner of its application, including the price(s) at which such shares may be redeemed or purchased through the application of such fund;

      (g) whether the shares of such series shall be convertible into, or exchangeable for, shares of any other class or classes of stock of the association and, if so, conversion price(s) or the rate(s) of exchange, and the adjustments thereof, if any, at which such conversion or exchange may be made, and any other terms and conditions of such conversion or exchange;

      (h) the price or other consideration for which the shares of such series shall be issued; and

      (i) whether the shares of such series which are redeemed or converted shall have the status of authorized but unissued shares of series preferred stock and whether such shares may be reissued as shares of the same or any other series of series preferred stock.

      (j) dividends on outstanding shares of preferred stock shall be paid and set apart for payment before any dividends shall be paid or set apart for payment on the common stock with respect to the dividend period. If upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the assets available for distribution to the holders of outstanding shares of preferred stock of all series shall be insufficient to pay such holders, the full preferential amount to which such holders are entitled, then such assets shall be distributed ratably among the shares of all series, if any, of preferred stock in accordance with their respective preferential amounts payable with respect thereto.